7/30

02042929

82- SUBMISSIONS FACIN

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Industrial Saltillo S.A.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5019 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/30/02

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V.
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

(Translation from Spanish Language Original)

Apdo. Postal 904
C.P. 66250 Col. del Valle, N.L.

Oficinas en el Parque Torre II
Blvd. Díaz Ordaz Núm. 140 Pte.
pisos 16 y 17 Col. Santa María
64650 Monterrey, N.L.

Tels. +(8) 122 18 18
Fax +(8) 333 05 32
e-mail. kpmgmail@kpmg.com.mx

Independent Auditors' Report

(Translation from Spanish Language Original)

To the Board of Directors and Stockholders
Grupo Industrial Saltillo, S. A. de C. V.:

We have audited the consolidated balance sheets of Grupo Industrial Saltillo, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated income statements, changes in stockholders' equity and changes in financial position, for the years then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements and are prepared in accordance with generally accepted accounting principles in Mexico. An audit consists of examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements mentioned above, present fairly, in all material respects, the financial position of Grupo Industrial Saltillo, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2000, the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

KPMG Cárdenas Dosal, S.C.

C.P. Rafael Gómez Eng

February 4, 2002, except for
what is indicated in note 20,
which corresponds to March 1, 2002

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2001 and 2000

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

ASSETS	2001	2000
CURRENT:		
Cash and equivalents	$ 882,477	$ 395,454
Trades receivable (note 7)	1,211,498	1,065,902
Other accounts receivable (note 8)	98,428	421,576
Inventories (note 9)	615,909	741,543
Prepaid expenses	12,221	20,155
Total current assets	2,820,533	2,644,630
INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARY	-	196,408
PROPERTY, MACHINERY AND EQUIPMENT (note 10)	4,438,799	4,515,164
OTHER ASSETS (note 11)	702,211	638,856
Total assets	$ 7,961,543	$ 7,995,058

The accompanying notes are an integral part of these consolidated financial statements.

LIABILITIES		2001		2000
CURRENT:				
Bank loans	$	18,648	$	574,266
Current portion of long-term debt (note 12)		232,738		211,250
Trades payable		346,305		458,910
Other accounts payable		313,620		454,556
Income tax (note 17)		130,814		42,135
Employees´ statutory profit sharing (note 17)		16,897		26,678
Total current liabilities		1,059,022		1,767,795
LONG TERM:				
Bank loans (note 12)		1,678,550		1,263,383
Deferred income tax (note 17)		569,682		725,732
Deferred employees' statutory profit sharing (note 17)		4,468		-
Long-term sundry creditors (note 13)		136,830		60,132
Total liabilities		3,448,552		3,817,042
STOCKHOLDERS' EQUITY (note 15)				
Majority capital:				
Contributed capital		1,988,107		2,028,975
Earned surplus		2,338,742		2,025,961
Total		4,326,849		4,054,936
Minority interest		186,142		123,080
Total stockholders' equity		4,512,991		4,178,016
Total liabilities and stockholders' equity	$	7,961,543	$	7,995,058

Isidro López del Bosque
Chairman

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

Consolidated Income Statements

Years ended December 31, 2001 and 2000

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

	2001	2000
Net sales	$ 6,746,734	$ 7,590,534
Cost of sales	4,871,295	5,536,266
Operating expenses	953,923	1,044,141
Operating income	921,516	1,010,127
Comprehensive financing result:		
Interest income	(72,759)	(61,956)
Interest expense	182,044	152,204
Foreign exchange fluctuation	(83,557)	18,974
Monetary position result	(22,570)	(53,986)
Comprehensive financing result, net	3,158	55,236
Other expenses, net (note 16)	183,689	6,416
Income before taxes, employees' statutory profit sharing, sharing in the results of non-consolidated subsidiary and minority interest	734,669	948,475
Income tax (note 17)	250,727	299,534
Employees' statutory profit sharing (note 17)	24,262	12,260
	274,989	311,794
Income before sharing in the results of non-consolidated subsidiary and minority interest	459,680	636,681
Sharing in the results of non-consolidated subsidiary	-	(2,464)
Consolidated net income	459,680	639,145
Minority interest	26,171	16,204
Net income of majority interest	$ 433,509	$ 622,941
Earning per share of majority interest (pesos) (note 19)	$ 1.54	$ 2.20

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2001 and 2000

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

	Contributed Capital			Earned Surplus						
	Common stock	Additional paid-in capital	Gain on resale of own shares	Reserve for acquisition of own shares	Retained earnings	Accumulated effect from holding non-monetary assets	Cumulative deferred income tax effect	Majority interest	Minority interest	Total stockholders' equity
BALANCES AS OF DECEMBER 31,1999	$ 1,736,659	$ 110,868	$ 233,680	$ 109,522	$ 6,663,662	$ (4,145,140)	$ -	$ 4,709,251	$ 113,611	$ 4,822,862
Dividends paid (note 15)					(439,666)			(439,666)		(439,666)
Acquisition of own shares (note 15)	(14,555)		(37,677)	(9,330)				(61,562)		(61,562)
Minority common stock increase									396	396
Comprehensive result					622,941	(138,866)	(637,162)	(153,087)	9,073	(144,014)
BALANCES AS OF DECEMBER 31, 2000	1,722,104	110,868	196,003	100,192	6,846,937	(4,284,006)	(637,162)	4,054,936	123,080	4,178,016
Acquisition of own shares (note 15)	(423)		(40,445)	40,155				(713)		(713)
Minority common stock increase									48,681	48,681
Comprehensive result					433,509	(160,883)		272,626	14,381	287,007
BALANCES AS OF DECEMBER 31, 2001	$ 1,721,681	$ 110,868	$ 155,558	$ 140,347	$ 7,280,446	$ (4,444,889)	$ (637,162)	$ 4,326,849	$ 186,142	$ 4,512,991

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

Years ended December 31, 2001 and 2000

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

	2001	2000
Operation activities:		
Consolidated net income	$ 459,680	$ 639,145
Plus charges (less credits) that do not require the use of resources:		
Depreciation and amortization	482,514	463,760
Impairment of assets	155,116	-
Deferred income tax and employees' statutory profit sharing	(98,097)	7,760
Other items	(343)	(5,425)
Resources generated by operation	998,870	1,105,240
Working capital:		
Trades receivable	(145,596)	72,351
Other accounts receivable and prepaid expenses	331,082	(280,182)
Inventories	94,139	(193,243)
Trades payable	(112,605)	91,370
Other accounts payable	(152,053)	93,940
Income tax and employees' statutory profit sharing	78,898	(80,517)
Other items	(8,298)	-
Net resources generated by operation	1,084,437	808,959
Financing activities:		
Dividends paid	-	(439,666)
Bank loans	(555,618)	547,211
Installment of short-term debt	21,488	162,662
Long-term debt	415,167	12,835
Long-term sundry creditors and other items	76,698	(21,033)
Capital increase	50,531	-
Resources (used in) generated by financing activities	8,266	262,007
Investing activities:		
Acquisition of property, machinery and equipment	(597,343)	(687,278)
Investment in shares of non-consolidated subsidiary	196,408	(592,210)
Acquisition of own shares	(289)	(61,563)
Other items	(204,455)	(173,692)
Resources used in investment activities	(605,679)	(1,514,743)
Increase (decrease) in cash and equivalents	487,024	(443,775)
Balance at beginning of the period	395,454	839,229
Balance at end of the period	$ 882,478	395,454

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

(1) Business Activity and Outstanding Operations

a) Activity

Grupo Industrial Saltillo, S. A. de C. V. (GISSA), is a Mexican controlling company which is involved in three business sectors through subsidiary companies: (i) Metal mechanic, engaged mainly in manufacturing and selling foundry gray iron and aluminum melting products for the automotive industry; (ii) Building Products, engaged mainly in manufacturing and trading of ceramic tile, bathroom fixtures and water heaters and (iii) Home Products, engaged in manufacturing and trading enamel on steel kitchen items and ceramic tableware for home and institutional use.

b) Outstanding operations

During 2001 the company's subsidiaries started a restructuring and reorganization program for each one of the Gasoline, Ceramic Tile, Tableware and Kitchen businesses in order to increase productivity and the use of fixed assets. This program included the recognition of impairment effects on certain assets that stopped being useful for business purposes and personnel reduction.

Because the above concepts are not a part of the normal course of operations of the company's subsidiaries, the effects derived form these transactions are presented in other expenses, net figure in the income statement of the period ended December 31, 2001 (see note 16).

(2) Consolidation Bases

a) The consolidated financial statements include the assets, liabilities and results of GISSA and of those subsidiaries over which the Company owns over 50% of common stock and/or over which it has control. All intercompany balances and operations of the group have been eliminated in consolidation.

(Continued)

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

b) The Company's main subsidiaries are the following:

	% sharing
Metal Mechanic	
Servicios de Producción Saltillo, S. A. de C. V. and Subsidiaries:	100%
Manufacturas Cifunsa, S. A. de C. V.	100%
Cifunsa Diesel, S. A. de C. V.	100%
Ditemsa, S. A. de C. V.	100%
Castech, S. A. de C. V (1)	50%
Techmatec, S. A. de C. V.	100%
Industria Automotriz Cifunsa S. A. de C. V.	100%
Building Products	
Pistones Industriales, S. A. de C. V. and Subsidiaries (2):	100%
Manufacturas Vitromex, S. A. de C. V. (2)	100%
Cerámerica, S. A. de C. V. (2)	100%
Cerámica San Luis, S. A. de C. V. (2)	100%
Calentadores Cinsa, S. A. de C. V.	100%
Éxito, S. A. de C. V.	100%
Grupo Calorex, S. de R. L. de C. V.	100%
Home Products	
Islo, S. A. de C. V. and Subsidiaries:	100%
Cinsa, S. A. de C. V.	100%
Porcelanizados Enasa, S. A. de C. V	100%
Cerámica Santa Anita, S. A. de C. V.	100%
Esvimex, S.A. de C.V.	100%
Others	
Asesoría y Servicios, GIS, S. A. de C. V.	100%
Administradora Brycosa, S. A. de C. V.	100%
Gis Holding Co., Inc.	100%

(Continued)

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

(1) Grupo Industrial Saltillo has control of this company.
(2) At November 2001 in General Stockholders' Meeting, the stockholders agreed to merge these Companies, and Manufacturas Vitromex, S. A. de C. V. subsisted as merging entity. This merger will become effective between the Companies and the stockholders after January 1, 2002.

The consolidated foreign subsidiary financial statements are translated into Mexican pesos according to Bulletin B-15, "Foreign Currency Transactions and Translation of Foreign Currency Financial Statements", issued by the Mexican Institute of Public Accountants.

The foreign operation assets and liabilities are converted at the exchange rate of the balance sheets. The income statement items are converted at the weighted-average exchange rate of the reported period. The resulting differences are booked in the period results as part of the Comprehensive Financing Result.

(3) Summary of Significant Accounting Policies

The accounting policies and practices followed by the company in the preparation of the financial statements are described below:

a) Presentation and disclosure bases

The accompanying consolidated financial statements include the recognition of the effects of inflation on the financial information, and are expressed in pesos of constant purchasing power of the most recent consolidated balance sheet presented.

The most significant National Consumer Price indexes (NCPI) used for effects of recognizing inflation were:

	NCPI	% Inflation
December 31, 2001	351.418	4.40%
December 31, 2000	336.596	8.95%
December 31, 1999	308.919	12.32%

For disclosure purposes in the notes to the financial statements, when referring to pesos "$", it means Mexican pesos, and when referring to dollars, it means United States dollars.

(Continued)

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

b) Cash and equivalents

They are represented by cash in checking accounts and by investments and deposits in short-term debt with maturing in less than three months at market value. As of December 31, 2001 and 2000 temporary investments amount $813,529 and $367,827 respectively. Increases and decreases generated by the investments are carried to results of the period and are included as part of the Comprehensive Financing Result.

c) Inventories and cost of sales

Inventories are presented in the balance sheet at replacement cost or market value whichever is lower. The replacement cost is determine by the costs of the productions (finished products and in process) and by the cost of the purchase (raw material and other materials).

The cost of sales is expressed at replacement cost as of the date of the sales and updated to pesos at the end of the period.

d) Property, machinery and equipment

Domestic property, machinery and equipment are updated with the method of adjustment from general price level changes, using the NCPI published by the Bank of Mexico (Banco de México). Foreign machinery and equipment is updated using the inflation of the country of origin, which is then converted to Mexican pesos by using the market exchange rate as the date of the appraisal. Depreciation of property, machinery and equipment is calculated with the straight-line method, based on the useful lives of the assets. The average annual depreciation rates of the main groups of assets are as follows:

	Rates
Buildings	5%
Machinery and equipment	8%

e) Investment in shares of non-consolidating subsidiary

This is valued by the equity method.

f) Other assets

Other assets include the excess of the cost of acquisition of shares of subsidiaries and are amortized over a term of 20 years. The other assets are presented at their updated value using the NCPI, net from the corresponding amortization.

(Continued)

g) Comprehensive financing result (CFR)
CFR includes interest, exchange differences and the monetary effect.

Foreign currency transactions are recorded at the exchange rate prevailing at the date of their execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in force at the consolidated balance sheet date. Exchange differences arising from assets or liabilities contracted in foreign currency are recognized in the results of the year.

The monetary effect is determined by multiplying the difference between monetary assets and liabilities at the beginning of each month by inflation factors, including deferred taxes, through year-end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which is reported in operations for the year.

h) Restatement of common stock and other stockholders' equity accounts
Common stock, reserve for the acquisition of own shares, paid-in capital, premium on reallocation of own shares and retained earnings have been updated by using NCPI factors from the dates the amounts were contributed or generated, until end of the period. The amounts thus obtained represents the reserve required to maintain the values of the stockholders' investments constant and are presented together with historical values.

i) Accumulated effect from holding non-monetary assets
This represents the change in the specific level of the value of the non-monetary assets related to the value of the NCPI.

j) Comprehensive result
The comprehensive result represents the net income or net loss of the period, plus the effect in such period of those items reported directly in stockholders' equity, not constituting capital contributions, reductions or distributions.

k) Cumulative effect of deferred IT
This represents the effect of recognizing the cumulative deferred taxes as of the date the related Bulletin was adopted.

l) Seniority premium and pension plan

According to the Federal Labor Law, there are obligations regarding severance pay and seniority premium, payable to employees who cease to render their services under certain circumstances.

The policy adopted is the following:

- Severance payments are charged to the results of the year in which they are made.
- A provision is recorded for seniority premiums.

In addition, the Company has a pension and retirement plan established for its non-unionized personnel, in favor of which it has set up an irrevocable trust fund.

The cost and allowance of the seniority premium and the pension plan was determined based on calculations prepared by independent actuaries.

m) Income Tax (IT), Business Assets Tax (BAT) and Employees' Statutory Profit Sharing (ESPS)

IT is accounted for under the asset and liability method wich compares the book and tax values. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (AT) carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred ESPS is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may reasonably be estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

n) Revenue recognition

Revenue from the sale of goods is generally recognized upon delivery of the products to the customers. The Company provides for sales commissions, returns and discounts at the time the related revenue is recognized. These provisions are deducted from sales, or included in selling expenses, as applicable.

o) Concentrations of business and credit risk

Of the Company's total income corresponding to 2001 and 2000, 26% and 34% were concentrated mainly on 3 customers of the metal-mechanic division. The Company provides an allowance for doubtful accounts based on analyses and estimates made by management.

p) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. When a reasonable estimation can not be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until their realization is virtually assured.

q) Impairment of property, plant and equipment and other non-current assets

The Company evaluates periodically the adjusted values of property, plant and equipment and other non-current assets, to determine whether there is an indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future revenues expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the expected revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value.

r) Financial instruments

To reduce the risks resulting from changes in prices of commodities, such as Natural Gas and Copper, based on the demand and supply of the main international markets, the Company uses hedging contracts Commodity SWAPS. Changes in the fair value of derivative financial instruments and those established as fixed in these contracts are recognized on an accrued basis as part of the cost of sales of the products that include the commodities hedged.

(Continued)

The exchange rate fluctuation risks with respect to the U.S. dollar and other currencies, are hedged with foreign exchange hedging financial instruments. The differences arising from the fluctuations between the market exchange rates and the exchange rates established in those contracts are recognized in the CFR as part of the exchange fluctuation figure on an accrued basis, net of costs, expenses (gains) resulting from the liabilities hedged.

Premiums paid or received on derivative financial instruments are deferred and amortized to income over the lives of the hedging instruments.

The Company uses derivative financial instruments exclusively for hedging purposes, studying the historical volumes, future needs or commitments acquired, avoiding their use for speculation purposes.

s) Use of estimates

The preparation of consolidated financial statements in conformity with the Generally Accepted Accounting Principles in Mexico requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

t) Reclassifications

As a result of the adoption of Bulletin B-4, mentioned in note 4, the consolidated financial statements as of December 31, 2000 were reclassified to conform their presentation to the consolidated financial statements as of December 31, 2001.

(4) Accounting changes

a) Effective January 1, 2001, the Company adopted the guidelines of Bulletin B-4 "Comprehensive Income" that requires the determination and presentation of comprehensive income in a one-line item in the statement of changes in stockholders' equity and footnote disclosure of its components. Comprehensive income or loss is defined as the net income or loss for the period, plus any other changes reflected directly in equity, excluding capital contributions, reductions and other distributions.

(Continued)

The consolidated financial statements as of December 31, 2000 were restated for comparison purposes to present the adoption of this Bulletin. The initial adoption of this Bulletin had no impact on the financial position or the result of operations, since it refers to changes in presentation or additional disclosures in the financial statements.

b) Beginning on January 1, 2001, the Company adopted Bulletin C-2 "Financial Instruments" which addresses the accounting and reporting for temporary investments and contracts that give rise to financial assets or liabilities, so that all financial instruments, including derivatives, are recognized in the balance sheet. Likewise, the financial instruments must be recognized according to the respective contract, using three classifications: (i) trading, (ii) available-for-sale and (iii) held-to-maturity.

Financial instruments are to be reported at fair value when classified as either trading or available-for-sale, and at amortized cost, when classified as held-to-maturity. The effects of the changes in valuation at fair value and amortization of the instruments held to maturity are carried to results of the period as part of the comprehensive financial result. The derivative financial instruments qualifying for hedge accounting and the changes in valuation are recognized in results of the period, net of costs, expenses or revenues from the asset or liability hedged.

(5) Financial Instruments

a) Commodity SWAPS

Some of the GISSA subsidiaries engaged in manufacturing products, use indirect raw materials such as Natural Gas and Copper (Commodities) in their core business process, whose prices are based on the supply and demand parameters of the main international markets.

To reduce fluctuation risk in the international prices of Commodities, the Company and some of the subsidiaries selectively use "Commodity SWAPS" (SWAPS). To contract these instruments, the Company establishes notional volumes to be expended and sets a price for each raw material with the counterparty, which allows to hedge the risk of the increases and decreases in the price of the commodity for up to the notional volumes set in these contracts.

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

As of December 31, 2001, one of the subsidiaries has SWAP agreements hedging 80 and 40 metric tons of Copper that expire on June 30, 2002 and December 31, 2004, respectively, which accumulated earnings of little significance.

Moreover, during the period ended December 31, 2001, the Company entered into different SWAP agreements that hedged up to 500,000 million BTU cubic meters (MMBTU) of Natural Gas, which expired on different dates during 2001 and accrued realized earnings for 1,787 thousand dollars.

b) Foreign currency exchange

As of December 31, 2001, one of the subsidiaries has entered into six foreign exchange cross-currency contracts to hedge U.S. dollar-euro transactions, since the subsidiary uses these currencies for the acquisition of certain fixed assets.

The subsidiary reflects a net position of 318 thousand dollars as of December 31, 2001 and represents the commitment to sell dollars to the counterparty.

For the period ended as of December 31, 2001 the subsidiary has incurred in unrealized losses of 352 thousand dollars derived from the effective contracts, and realized losses of 160 thousand dollars from expired contracts.

c) Foreign exchange hedging

As of December 31, 2001 there are contracts that represent foreign exchange hedging instruments for up to 50 thousand dollars.

(6) Foreign Currency Position and Exchange Rate

The U.S. dollar equivalents of foreign currency assets and liabilities as of December 31, 2001 and 2000, is as follows:

	Thousand dollars	
	2001	2000
Current assets	68,839	38,229
Less:		
Current liabilities	53,089	107,203
Long-term liabilities	197,602	132,060
Excess liabilities over assets in foreign currency	181, 852	201, 034

The U.S. dollar exchange rates as of December 31, 2001 and 2000 were $9.14 and $9.59, respectively. As of the auditors' report date, it was $9.15.

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

Moreover, as of December 2001 and 2000, the Company and its subsidiaries had the following foreign currency non-monetary assets position, or assets whose replacement cost can be determined only in foreign currencies:

	Thousand dollars	
	2001	2000
Inventories	21,640	14,932
Machinery and equipment	326,304	361,444
	347,944	376,376

The foreign currency transactions, excluding imports and exports of machinery and equipment, for the years ended December 31, 2001 and 2000 are summarized below:

	Thousand dollars	
	2001	2000
Sales	268,741	376,879
Purchases	(86,525)	(74,999)
Technical assistance	(2,543)	(714)
Interests	(23,022)	(3,862)
Others	(10,478)	(4,080)
	146,173	293,224

Foreign currency sales include those made in Mexican territory quoted in U.S. dollars payable in domestic currency at the exchange rate of the collection date and amount approximately to 165,770 in 2001 and 145,937 in 2000, thousand dollars.

(7) Trades receivable

The trade receivables balance is decreased by the allowance for doubtful accounts of $ 26,980 in 2001 and $ 23,415 in 2000.

(Continued)

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

(8) Other Accounts Receivable

As of December 31, 2001 and 2000, other accounts receivable are integrated as follows:

	2001	2000
Accounts receivable derived from non-commercial activities	$ 25,856	$ 38,352
Refundable value added tax	72,572	149,822
Refundable income tax	-	233,402
	$ 98,428	$ 421, 576

(9) Inventories

As of December 31, 2001 and 2000, inventories are integrated as follows:

	2001	2000
Raw material	$ 302,363	$ 508,771
Work in process	70,392	21,154
Finished goods	263,285	192,661
Others	2,509	23,986
	638,549	746,572
Less: Allowance for obsolescence	22,640	5,029
	$ 615,909	$ 741, 543

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

(10) Property, Machinery and Equipment

As of December 31, 2001 and 2000, the investment in property, machinery and equipment are analyzed as follows:

	2001	2000
Land	$ 399,363	$ 345,055
Buildings	1,779,573	1,560,134
Machinery and equipment	5,461,222	6,045,032
Transportation vehicle	150,465	125,850
Furniture and fixtures	117,159	103,285
Computer equipment	190,137	155,623
Constructions in process	491, 836	261,837
	8,589,755	8,596,816
Less: Accumulated depreciation	4,150,956	4,081,652
	$ 4,438,799	$ 4,515,164

(11) Other Assets

As of December 31, 2001 and 2000, the other assets account is analyzed as follows:

	2001	2000
Goodwill, net	$ 398,915	$ 430,964
Intangible asset of the labor obligations (note 14)	11,534	16,819
Net assets from the labor obligations (note 14)	58,280	33,848
Trademarks and patents	93,085	99,673
Others	140,397	57,552
	$ 702,211	$ 638,856

The figure of others is comprised mainly by capitalized expenses corresponding to the development of the EV-6 project to blocks and aluminum heads manufacture in the Metal-Mechanic division, and by the expenses carryforward of the development and installation of the new enterprise resource planning system.

(Continued)

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

(12) Long-term Bank Loans

As of December 31, 2001 and 2000, bank loans are integrated as follows:

	2001	2000
Syndicated credit agreement with several banks with an effective balance of $85,000 thousand U.S. dollars payable in five years, beginning in 2001 and until 2006 with a three-year grace period in principal. The effective rate is Libor plus 1.125 and will remain so until April 2003; from that moment and until April 2004, Libor plus 1.250 percent points; from April 2004 until April 2005, Libor plus 1.375 percent points; from April 2005 to the end of the credit life in April 2006, the rate will be Libor plus 1.625. The agent bank is currently BBVA-Bancomer. The credit is guaranteed by some subsidiaries.	$ 777,096	$ -
Syndicated credit agreement with several banks with an effective balance of $82,353 thousand U.S. dollars payable in seven years, beginning in 1998 and until 2005 with a three-year grace period in principal. The prevailing rate is Libor plus 1.45 percent points and will remain so until April 2003; for the remaining credit life, it will be Libor plus 1.6 percent points. The agent bank is currently Comerica Bank. The credit is secured with some accounts receivable and guaranteed by some subsidiaries. (see note 20)	$ 752,895	$ 1,002,209
Other long-term credit contracts with outstanding balances of $41,707 and $46,760 thousand U.S. dollars in 2001 and 2000, respectively, with joint installments up to 2008.	381,297	468,632
Long-term domestic currency credits.	-	3,792
Total	1,911,288	1,474,633
Less: Current portion of long-term debt	232,738	211,250
Net	$ 1,678,550	$ 1,263,383

(Continued)

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

The long-term bank loan installments beginning in 2001 are as follows:

Year	Thousand dollars
2003	37,634
2004	52,248
2005 and thereafter	93,721

The syndicated credit contracts mentioned above impose certain limitations on the payment of dividends, restrictions on certain financial ratios and investments, which have been complied with, or where applicable, the corresponding waivers were obtained.

Some of the credits are secured with several assets of the subsidiaries.

(13) Long-term Sundry Creditors

As of December 31, 2001, there is a long-term debt for $15,500 thousand dollars, contracted by a subsidiary with VAW aluminium AG, a stockholder of such subsidiary, of which 6,000 thousand dollars accrue interest at Libor rate plus 1.7 percent points and is payable in 2005 and 9,500 thousand dollars accrue interest at Libor plus 2.15 percent points and is payable in 2006.

Installments of this long-term debt, beginning in 2003 are as follows:

Year	Thousand dollars
2003	1,500
2004	4,667
2005 and thereafter	7,833

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

(14) Seniority Premium and Pension Plan

The relevant information of the actuarial calculation of the seniority premium and pension plan as of December 31, 2001, is the following:

	Seniority premium	Pension plan
Current benefit obligations	$ 38,079	$ 161,722
Projected benefit obligations	39,922	187,294
Plan assets	-	(321, 889)
Non-amortized past services and plan modifications	(11, 813)	89,114
Non-amortized variations in assumptions and experience adjustments	(3,894)	(51,335)
	24,215	(96,816)
Additional liability	14,321	-
	$ 38,536	$ (96,816)
Non-amortized transitions liabilities (assets)	11,813	(89,114)
Net cost (income) of the period	8,639	(13,488)
Amortization period of items pending amortization	11 years	20 years
Net cost (income) of the period is integrated as follows:		
Labor cost	$ 4,646	$ 7,990
Financial cost	1,960	(11,161)
Amortization of transition obligation	2,033	(10,317)
	$ 8,639	$ (13,488)

The most important assumptions used in the determination of the net cost of the period of the labor obligations are the following:

Actual discount rate used to reflect the current value of obligations	4.5%
Actual increment rate in the levels of future wages	1.5%

(Continued)

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

(15) Stockholders' Equity

a) Stockholders' equity update

2001		Historical balance		Update		Updated balance
Contributed capital	$	57,179	$	1,930,928	$	1,988,107
Earned surplus		1,706,284		632,458		2,338,742
	$	1,763,463	$	2,563,386	$	4,326,849

2000		Historical balance		Update		Updated balance
Contributed capital	$	96,618	$	1,932,356	$	2,028,975
Earned surplus		1,284,305		741,655		2,025,961
	$	1,380,923	$	2,674,011	$	4,054,936

b) Stockholders' equity movements

In April 2000, through an Ordinary Annual General Meeting the stockholders agreed to distribute dividends for $ 439,666 ($399,636 nominal value) from earnings of previous periods. The dividend per share paid was $1.47.

In addition, the common stock decreased by $423 and $14,555, in 2001 and 2000 respectively, which correspond to the acquisition and temporary placement of own shares.

c) Common stock

After these movements, common stock is represented by 287,277 thousand common nominative shares, without par value. Fixed common stock is $1,842 (nominal value) and the variable common stock is $133 (nominal value); common stock includes $778 (nominal value) in capitalized earnings. As part of the contributed capital, are included $13,803 (nominal value) wich, corresponding to the additional paid-in capital.

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

The updated amount, on tax bases, of the contributions made by the stockholders could be refunded without payment of taxes. Any refund in excess of the tax amounts will be subject to payment of taxes according the Income Tax Law.

d) Retained earnings

Earnings of the period are subject to a 5% separation to constitute the legal reserve, until such reserve reaches one fifth of common stock. This reserve is not susceptible to distribution to the stockholders during the existence of the company, except as dividends in shares. The legal reserve as of December 31, 2001 amounts to $332,164.

Earnings of the subsidiaries recognized with the equity method cannot be distributed to the stockholders, until the holding company receives them as dividends.

Earnings distributed as dividends in excess of taxable income, will be subject to payment of tax according to the Income Tax Law establishes, therefore, if applicable, only 65% could be distributed to the stockholders.

(16) Other expenses (income), net

During 2001 the company's subsidiaries started a restructuring and reorganization program for each one of the Gasoline, Ceramic Tile, Tableware and Kitchen businesses in order to increase productivity and the use of fixed assets. This program included the recognition of impairment effects on certain assets that stopped being useful for business purposes and personnel reduction.

Because the above concepts are not a part of the normal course of operations of the company's subsidiaries, the effects derived form these transactions are presented in other expenses, net figure in the income statement of the period ended December 31, 2001.

The effects are integrated as follows:

Impairment of non-productive assets	$	155,116
Personnel settlements		18,999
Others		9,574
	$	183,689

(Continued)

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

(17) Income Tax (ISR) Business Assets Tax (BAT) and Employees' Statutory Profit Sharing (ESPS)

According to The Tax Law in force, companies must pay the greatest of IT and BAT. Both taxes recognize the effects of inflation, although differently from the generally accepted accounting principles. ESPS is calculated on practically the same basis as IT, but without recognizing the effects of inflation.

BAT Law establishes a 1.8% tax on assets, updated in the case of inventories, property, machinery and equipment and deducted some liabilities.

The Company and subsidiaries calculate IT and BAT on a consolidated manner. Therefore, the amounts presented in the accompanying consolidated financial statements are the consolidated result for these taxes. The amount presented for ESPS represents the sum of the individual results of each company.

The attributable tax expenses for the years ended December 31, 2001 and 2000 were $274,989 and $311,794, respectively and distributed as follows:

	IT		ESPS	
	2001	2000	2001	2000
IT and ESPS expense:				
On tax bases	$ 356,818	$ 307,294	$ 16,268	$ 27,367
Deferred	(106,091)	(7,760)	7,994	(15,107)
Total IT and ESPS expense	$ 250,727	$ 299,534	$ 24,262	$ 12,260

The tax effects of the temporary differences that originate significant portions of the deferred tax assets and liabilities as of December 31, 2001 and 2000 are listed below:

	2001	2000
Deferred assets:		
Accumulated expenses payable	$ 101,436	$ 108,672
Tax losses carryforward	81,173	65,686
Others	26,445	9,646
Total deferred assets	209,054	184,004

(Continued)

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

Deferred liabilities		
Inventories	182,525	196,354
Fixed assets	541,504	640,028
Others	127,026	129,025
Total deferred liabilities	851,055	965,407
Subtotal deferred income tax liabilities	642,001	781,403
Refundable business assets tax	72,319	55,671
Total deferred income tax liabilities	$ 569,682	$ 725,732

The deferred IT rollforward for the year ended December 31, 2001 is presented below:

Deferred income tax as of December 31, 2000	$ 725,732
IT effect on:	
Results	(106,091)
Stockholders' equity	(49,959)
Deferred income tax as of December 31, 2001	$ 569,682

Beginning in 2003, the 35% tax rate will gradually be reduced by 1% per year until it reaches 32% in 2005. Additionally, beginning in 2002, the regimen of deferring income tax until the payment date of the dividends when earnings are reinvested is repeal, establishing a transition period for the taxpayers who elected to defer the payment of tax and who pay the dividends from the reinvested net taxable income account balance constituted before 2002, having to pay the applicable deferred tax applying the 3% or 5% rate, whether the earnings were generated in 1999, 2000 or 2001. Based on this provision, the Company paid an equivalent to 30% in 2001 and 2000 on the taxable income and the remainder will be paid if retained earnings are distributed. The Company has provided for the income tax liability by using a 35% rate.

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

(18) Segment Information

Three divisions integrate the company: Metal Mechanic, Building Products and Home Products.

The relevant information of the divisions is the following:

	December 2001					
	Metal Mechanic	Building Products	Home Products	Elimination		Consolidated
Outside revenues	$ 2,481,098	3,334,736	930,900	-	$	6,746,734
Intersegment revenues	$ 127,420	-	-	(127,420)	$	-
Operating income	$ 226,216	592,260	103,040	-	$	921, 516
Total assets	$ 4,048,201	4,617,814	1,071,944	(1,776,416)	$	7,961, 543

	December 2000					
	Metal Mechanic	Building Products	Home Products	Elimination		Consolidated
Outside revenues	$ 3,554,123	2,914,610	1,121,801	-	$	7,590,534
Intersegment revenues	$ 1,116	4,087	15,844	(21, 047)	$	-
Operating income	$ 268,457	574,539	167,131	-	$	1,010,127
Total assets	$ 4,419,917	4,708,091	1,351,449	(2,484,399)	$	7,995,058

(Continued)

Geographical Sales per Division:

		December 2001		
	Metal Mechanic	Building Products	Home Products	Consolidated
Domestic	$ -	2,985,417	844,252	3,829,669
Export	2,481, 098	349,319	86,648	2,917,065
Total	$ 2,481, 098	3,334,736	930,900	6,746,734

		December 2000		
	Metal Mechanic	Building Products	Home Products	Consolidated
Domestic	$ 256,981	2,562,468	980,597	$ 3,800,046
Export	3,297,142	352,142	141,204	3,790,488
Total	$ 3,554,123	2,914,610	1,121,801	$ 7,590,534

(19) Earnings per Share

Basic earning per share is calculated by dividing the majority net income by the average number of common shares in circulation during the year.

The weighted averages of shares for the calculations were 282,590 and 283,391 (thousand shares) in 2001 and 2000, respectively.

(Continued)

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

(20) Subsequent Event

On March 1, 2002, GISSA completed the syndication of long-term credit considered as "Senior Unsecured" for 130,000 thousand dollars. The credit has a term of 5 years including a 2.5-year grace period in principal. The financial cost of the syndicated credit is Libor plus 137.5 base points for the first 3 years, Libor plus 162.5 base points in the fourth year and Libor plus 175 base points in the last year.

The funds from this credit were applied to the pre-payment of a syndicated credit whose agent was Comerica Bank wich had a balance of 82,353 thousand dollars as of December 31, 2001.

The rest of the funds will be used for corporate purposes, such as supporting the new investment projects for this year. The administrative agent of this new syndicated credit is Bank Boston NA.

These notes are an integral part of the consolidated financial statements.


82-5019
02 JUL 30 AM 9:18
annual report 2001
housewares
metal-mechanical
strength
building products
annual report 2001
metal-mechanical & automotive metal-mechan
GRUPO INDUSTRIAL SALTILLO

contents


housewares
metal-mechanical
strength
building products
annual report 2001



letter from the chairman

The beginning of 2001 marked the start of a worldwide recession that has resulted in high market volatility and low investor and consumer confidence. One of the most relevant results of slower activity in the Mexican economy was a significant deceleration in price increases. Inflation during 2001 amounted to 4% in annual terms, lower than the 9% registered during 2000, and even lower than the 7% registered in 1994, the year with the lowest inflation since 1972.

Such low inflation was largely due to two factors: a stable and even decreasing exchange rate and slower domestic demand, as economic activity decelerated. This demonstrated the impact of lower growth worldwide, particularly in the United States, Mexico's next door neighbor and NAFTA partner.

During 2001, the Mexican Peso gained value relative to the Dollar, with the exchange rate remaining below Peso 9.50 per Dollar. Such levels were lower than the Peso 9.87 for December 1998 or Peso 10.17 for January 1999. While the exchange rate has remained relatively constant since the end of 1998, 2001 showed an increasing trend of Peso overvaluation relative to the Dollar.

A stronger Peso also contributed to contraction in economic activity, since it undermined Mexican export competitiveness. Lower competitiveness particularly affected exports to the United States, which during 2001 fell for the first time in 15 years, suffering a 3% contraction. Among the top ten exporters to the United States, Mexico was the only country whose currency improved relative to the Dollar, increasing by 5% in real terms, while almost all other countries saw their currencies weaken.

Grupo Industrial Saltillo, immersed in a globalized economy, was not exempt from the consequences of a global scenario such as the one described above. The fact that Mexico's main commercial partner, the United States, suffered a recession had a negative impact on the Group's exports as well as on local demand for Mexican products, which also receded.

The Group's Divisions suffered the effects of slower economic activity and price deceleration in different degrees, with total sales for 2001 declining year-over-year by 11% to Peso 6.7 billion. As a result of the Peso revaluation, in dollar terms sales declined year-over-year only by 4% to US$ 710 million.

The reduction in Company revenues is mainly due to the slowdown suffered all year long by both the United States and the Mexican economies, as was previously explained. An almost null devaluation of the Peso in the last twelve months also resulted in lower export prices in real terms, affecting 43% of Company revenues.

The decline in revenues resulted in lower consolidated operating income, with EBIT reaching Peso 922 million in 2001, 9% less than previous year earnings. Despite this, the Company managed to improve its operating margin to 14% in 2001 from 13% in 2000.

Operating cash flow also remained strong, with EBITDA reaching Peso 1.4 billion, representing a 21% EBITDA margin. In dollar terms, EBITDA amounted to US$148 million.

Grupo Industrial Saltillo's operating margin and cash flow are the strengths that make the Company one of the most profitable in Mexico.

Consolidated net income, on the other hand, totaled Peso 434 million, a 30% year-over-year decline. Net income margin declined to 6% from 8% in 2000. This was mainly the result of two factors: the 9% reduction in operating income, and an extraordinary write-off of Peso 184 million derived from the closure of Cifunsa's Plant One and the transfer of part of the ceramic floor tile production from the Gress II and III Vitromex Saltillo plants to Vitromex San José Iturbide.

letter from the chairman

I would like to emphasize the fact that the Company improved its operating margin and cash flow by implementing an aggressive cost and expense reduction program as of the first quarter 2001. Savings generated during the year, partly offset the reduction in sales, becoming one of the Group's core strengths and setting a solid base for future growth. Fourth quarter results already showed a substantial increase in sales for several of the Group's Divisions, proving the success of our strategy.

As mentioned above, another result of slower international activity was high market volatility and low investor confidence. Again, Grupo Industrial Saltillo suffered the consequences of global events. Partly as a result of Illiquidity in the stock market in a downward market, during the first months of the year the Company's share price declined reaching Peso 7 per share in August 2001 and causing the Group to be removed from the Mexican Stock Market Index. The stock later recovered, however, reaching Peso 14 per share, and allowing the Company to be included once again in the Mexican Stock Market Index as of the beginning of 2002.

This shows the confidence investors have in Grupo Industrial Saltillo, and the strength derived from a healthy financial position, free of short or medium term debt, which could compromise the Company's operations.

The year 2001 presented a mix of adverse events and circumstances for most of the Group's businesses.

As a consequence of previously mentioned economic developments, and in an effort to reduce inventories, automotive clients of the Metal-Mechanical and Automotive Division reduced purchases since the beginning of 2001. Consequently, sales of iron blocks and heads used mainly in diesel and gasoline engines fell by approximately 26%. Lower demand affected revenues, aggravated by the fact that almost 100% of the Metal-Mechanical and Automotive Division's sales are Dollar denominated. Given the 5% increase in the Mexican Peso relative to the US Dollar, the impact on this Division's revenues was considerable. Impact on consolidated sales was also significant, since foundry activities account for 37% of total Company revenues.

It is important to note that within the Metal-Mechanical and Automotive Division, sales volumes at Castech, our aluminum engine block and head foundry, increased by 23% continuing to show the positive growth trend it has developed since its start up.

Another segment which also registered lower sales was the Houseware Division, whose revenues declined by 17%, as a result of the weak Mexican economy and the downward pressure on tableware and cookware prices, given the influx of Asian imports. This division represents 14% of Company revenues.

On the other hand, and in spite of adverse economic conditions, sales at the Building Products Division increased by 4%. Higher sales in this division are very significant, since they demonstrate an increase in market share for its main businesses: Ceramic Tiles and Water Heaters. The incorporation of Calorex to the division's business portfolio towards the end of 2000 was a key driver for positive results, increasing the share of the Building Products Division to 49% of the Group's total revenues.

All actions and efforts undertaken in each division during 2001 were based on sustainable development principles, which lead us to comply with the strictest environmental standards, as well as striving to achieve a productive and positive relationship with the environment and communities surrounding our industrial plants.

Despite adverse circumstances, Grupo Industrial Saltillo's capability to boost sales in its key businesses and generate acceptable cash flow levels, are the fundamentals that will put the Company back on the growth path.

The Company's strength is to be focused on markets such as Automotive, Construction and Houseware, which despite their sensitivity to economic cycles represent a solid growth platform. The strength of Grupo Industrial Saltillo's businesses is built upon an ample knowledge of their respective markets. In addition, the Group runs an integrated nationwide distribution system, which allows the Company to benefit from Mexico's participation in the global economy.

Our strong market position is achieved by fully satisfying client expectations, through high quality products and services, making the most of strategic alliances and supplying our employees with leading-edge technology and training.

The strength we have achieved after more than 70 years in the market is based on a diversified brand portfolio, which has evolved but always showing a well-directed and above all, balanced growth.

In conclusion, our strength lies not only in our prime production and distribution capabilities, the recognized value of our brands, state of the art technology and ample knowledge of our markets. It is also derived from our capability to implement strategies that deal with complex situations, as displayed during 2001.

Evidence of these capabilities includes implementation of the Group's Opttima project during 2001 in the Houseware Division, aimed at redesigning processes and establishing new production technologies. The program's objective is to enhance supply chain management in order to improve service levels, reduce costs along the chain and lower working capital requirements. During 2002, we will extend this program to other divisions.

The resources that make a difference, and grant the most significant competitive advantage, are without doubt human resources, responsible for success in any organization. I would like to acknowledge the contribution of all our employees, who confronted a particularly difficult year with great integrity. A year that required creativity and teamwork to change, improve and in some cases redesign working procedures, production processes and product value to enhance Grupo Industrial Saltillo's productivity and competitiveness.

In 2002, and for the first time in the Company's history, all of our management and professional staff will be receiving a form of variable compensation depending on each person's performance in their respective work areas. Thus, we will align their interest with those of shareholders. We are working on extending the performance compensation program in the near future to more than 12,000 Grupo Industrial Saltillo employees.

Once more, we have shown that we are prepared to and capable of making proactive decisions, especially in a context of adverse circumstances.

We faced 2001's challenging macroeconomic and market conditions with the persevering support of the Group's employees, backed by our stockholders, clients, suppliers and financial institutions. Each downward cycle presents Grupo Industrial Saltillo with a new opportunity to strengthen its growth capabilities, based on a clear and effectively implemented strategic direction.

Grupo Industrial Saltillo is one of Mexico's most profitable companies. Its high profitability, sustained by the significant shares it holds in the markets where it competes, is its best value creation mechanism.

Encouraged by our financial strength, we shall continue investing in high-growth sectors such as the Automotive and Construction Divisions. We are convinced that we must create economic value for our shareholders, contribute to the personal and professional development of our employees and satisfy customer and consumer needs.

I am optimistic about the future and absolutely confident that based on our values, and following Grupo Industrial Saltillo's Mission: "To create useful products, valued and appreciated by customers because they contribute to their well being", we shall continue to pursue profitable growth.

Isidro López del Bosque
Chairman, Board of Directors


housewares
strength
building products
metal-mechanical
annual report 2001

financial activity

Capital Expenditures

Grupo Industrial Saltillo continued with its growth-oriented investment projects during 2001, despite the weak economic environment in the NAFTA countries, which represent a large percentage of the Company's sales. The Company decided to follow through with planned investment projects since they are strategic for all its divisions.

Capital expenditures for 2001 totaled US$53 million, and were mainly designated to fund two major projects: construction of a new ceramic tile plant in San Luis Potosí and expansion of the Aluminum Engine Block and Head Foundry Business. Once in operation in 2002 and 2003, respectively, both projects will represent a total investment of more than US$100 million.

Financial Debt

During the first quarter of the year, the Company entered into an US$80 million syndicated long-term bank loan, which could be considered benchmark, given the favorable maturity and spread conditions obtained by the Company.

The loan was granted by a syndicate of eight International Banks and was in part used to pay down a US$50 million bridge loan obtained at the end of 2000 to finance the acquisition of Grupo Calorex S.A. The remaining funds were partially applied to the strategic projects described above.

Including the US$80 million syndicated loan, Grupo Industrial Saltillo's bank debt was US$210 million as of December 31, 2001.

Financial Structure

Grupo Industrial Saltillo's financial structure is one of the healthiest among the companies listed in the Mexican Stock Exchange, given the strength of its debt to EBITDA and interest coverage ratios. These ratios were 1.37 and 7.71 respectively, by the end of fiscal year 2001, compared to 1.39 and 9.68 in the previous fiscal year.

Additionally, other indicators relative to the Company's financial structure presented outstanding levels, such as the 2.70 liquidity ratio and the 0.30 net debt to capitalization ratio.

Dividends

True to the standards of financial discipline that have characterized Grupo Industrial Saltillo, and as a result of the high level of uncertainty throughout the year regarding forecast sales volume and cash flows, the Company did not pay out dividends during 2001. This uncertainty was reason enough to proceed with caution and avoid pressure on the Group's financial statements that would have resulted from a dividend distribution.

Share Buyback Program

During 2001 the Company continued trading its own shares as authorized by the Shareholders' meeting that approved the creation of a Reserve for Acquisition of Own Stock. Such activities were undertaken within all applicable regulations and in observance of the Company's cash requirements.

The Company's participation in the stock market was aimed at stabilizing demand and fostering liquidity for investors, as well as avoiding volatile stock fluctuations.

These operations were conducted through contracts signed with several brokerage houses, with each transaction duly reported to the Stock Exchange and other relevant authorities.

At year's end, the number of shares held by the Company's Treasury totaled 4,691,040, equivalent to 1.6% of total share circulation.

Majority Net Worth (Million Pesos)


97
4,471
98
4,662
99
4,709
00
4,055
01
4,327

Consolidated Revenues (Million Pesos)


97
6,423
98
7,281
99
7,460
00
7,591
01
6,747

Operating and Net Income Margins


97
11.5%
20.1%
98
12.9%
20.1%
99
14.1%
20.5%
00
8.2%
13.3%
01
6.4%
13.7%


letter from the chief
operating officer

letter from the chief operating officer

Globalization is driving industries across the board to have a worldwide business perspective. At present, many Mexican companies compete domestically and in international markets against similar products from all over the globe.

The challenge is to be competitive in the global market, where each country's different economic conditions create unique competitive advantages or disadvantages for the company in a global context.

Grupo Industrial Saltillo understands competitiveness as the ability to hold systematic comparative advantages that will allow us to maintain, improve or reach a specific position in a given socioeconomic context.

We cannot base the organization's competitive position on exchange rate parity or labor costs. The backbone of our Company's competitiveness stands on achieving the goals we set for ourselves, on the reach of our Strategic Vision, and on the way we decide to live out our set of Values.

We guard the Company's health by setting our work standards high and conducting our activities with responsibility, honesty and integrity. We strive for employee development and we carry ourselves with simplicity in an austere context, investing only what is needed to achieve our goals.

Likewise, our focus on innovation and consumer orientation is an asset that we capitalize on in our daily operations to remain competitive. For us, innovation means taking a new approach, working intelligently and solving problems by thinking out of the box. Our customer focus is clear and challenging: we must give consumers the products they want, where they want them and at the requested price.

Efficiency and productivity are the clearest paths towards competitiveness, and this is why both qualities were key aspects of our operations during 2001. We rely on these skills to work as a Company focused on operational excellence, satisfying client and consumer needs and looking for opportunities that provide us with balanced and profitable growth.

We are aware that in order to achieve the strategic vision we proposed for ourselves in 1998, we need to become a world-class producer with competitiveness as our core asset. In order to advance in this direction, we have adopted several work practices, operational processes, implantation tools and strategic projects, which have enriched our ability to execute, adapt and be flexible to change.

After analyzing the Company's long-term outlook we have reviewed and restructured our business portfolio, concentrating on and giving renewed impulse to those businesses that offer opportunities for higher growth and profitability. Such businesses include: Ceramic Tiles, Iron and Aluminum Foundries and Water Heaters, supported by the Group's remaining business divisions. Concentration on these divisions guarantees a solid growth platform for the future.

The Company's business portfolio was strengthened through introduction of new products and improvements on existing ones, and cost saving programs that helped deliver more economically attractive products to consumers.

Since competitiveness is the result of improved quality, we have implemented the Quality Management Model in each and every Company division. We have chosen this model as an instrument to direct, set in order and evaluate Total Quality practices, which should allow us to document, measure, benchmark and improve management capacity through systematic efforts directed at exceeding client satisfaction.

Additionally, we initiated the Demand Flow Technology program, designed to increase client satisfaction by reducing defect correction and lowering inventories, therefore diminishing working capital requirements as well as improving production processes and product quality.

During the year, we continued applying Kaizen continuous improvement techniques. Based on teamwork, these practices reduce or eliminate non-value adding steps in processes, thus achieving and maintaining a competitive advantage, as well as an increase in sales and profits.

We also incorporated improvement and change tools such as: Working Teams for administrative areas, and Multitask Teams to manage Cultural Change throughout the organization. Application of these tools resulted in Peso 90 million savings, having enrolled more than 1,900 employees in over 150 events.

During 2001, we officially launched Project Opttima for the Houseware Division. This project involves the implementation of an Integrated Administration System with such benefits as lower overhead, improved administrative efficiency in finished product inventories and better service levels for Houseware Division clients.

Management continues to improve the efficiency of its organization and processes, in order to best meet product demand. Conscious that all programs and projects are carried out by people, at the end of 2001 we initiated a Performance Management Process, aimed at improving effectiveness in strategy implementation, as well as setting measures for achievement of expected performance results.

During 2002 we expect Grupo Industrial Saltillo's business operations to improve on the back of the predicted economic recovery, although at a slow pace as the cycle has reached its bottom. We shall continue to rise to the challenges presented by globalization and more open economies, which will continue to impact our industry sectors. As exporters, we expect to be exposed to increasing pressure on margins as a result of higher capital flows that may further appreciate the Peso. We will respond to these challenges with competitiveness and increased productivity.

I am absolutely certain that once more, we have defeated the adversity of a crisis with the strength of our work, talent and creativity.

Employee support and shareholder and client confidence have been vital to preserve and enhance Grupo Industrial Saltillo's strengths and return to the growth path.

We accept the challenge of competitiveness, committing to improve day by day so that Grupo Industrial Saltillo may be successful for many years to come.

Javier López del Bosque
Chief Operating Officer


metal-mechanical
and automotive
division
metal-mechanical
metal-mechanical
metal-mechanical
metal-mechanical





Ernesto López de Nigris,
Vice-President of Operations for Industrial Products

The Vice-President of Operations for Industrial Products for Grupo Industrial Saltillo is in charge of the Group's Metal-Mechanical and Automotive Division, which includes the following Businesses: Cast Iron Engine Block and Head Foundry, Aluminum Engine Block and Head Foundry, Gray and Ductile Iron Auto Parts Foundry, Production of Foundry Tooling and Plastic Injection Molds and Automation Systems for Manufacturing Processes.

The production of these businesses is geared towards the North American market for automobiles, light and heavy trucks, as well as construction and farming equipment.

During 2001 demand in our markets declined sharply as a result of the significant slowdown in U.S. economic activity, with diesel and heavy-duty machinery demand declining by 6% and 30%, respectively.

Additionally, devaluation of the Euro, and of the Brazilian Real during 2001, combined with a stronger Mexican Peso, resulted in constant pressure on industry prices and margins, particularly affecting the Iron Engine Block and Head Foundry Business. The Company reacted by launching an aggressive productivity, quality and cost reduction program.

The achieved cost reductions together with the introduction of new clients and contracts compensated the decline in sales volumes, enabling the Company to maintain its position as a highly competitive supplier to the automotive industry.

Castech, the Group's Aluminum Engine Block and Head Foundry, is a joint venture with Hydro Aluminum (formerly VAW). During 2001, the Company managed to meet significant profitability, volume growth and quality improvement targets. In addition, it is currently successfully implementing the EV6 project, which in its initial phase involves the construction of two new plants, with a total investment of US$89 million. The plants should be completed by April 2003, and will be producing V-6 blocks and heads for a new generation General Motors engine.

After only three years in operation, Castech has been able to offer clients high-quality products with close to zero defects at globally competitive prices, providing the best technology and the best service in the market. As a result of these achievements, Castech received the Supplier of the Year Award from its client, General Motors, and achieved QS 9000 re-certification.

Castech manufactured products are assembled into highly successful General Motors engine platforms, which gained market share despite the automotive industry slump.

Going forward, Castech will continue its investment program to take advantage of the opportunities present in the automotive industry, while capitalizing on the strengths displayed among clients and competitors. Thus, the challenges for 2002 include assuring Castech is the preferred option for its clients in terms of quality, service, technology and price, while at the same time diversifying its product and client portfolio.

During 2001, Cifunsa Iron Engine Block and Head Foundry Business suffered from a significant contraction in demand. This was mainly driven by the recession in the U.S., which resulted in a 10% reduction in auto production for the Big 3 - Daimler Chrysler, General Motors and Ford. Other factors include a 30% decline in production of heavy-duty diesel equipment compared to 2000, as well as fierce competition from European and Brazilian foundries, fueled by a relative depreciation of their currencies.

To counter these market pressures, new sales projects were developed which are focused on achieving excellence in client satisfaction levels. At the same time, the successful implementation of a Lean and Agile Manufacturing program's significant impact on costs and product quality has improved competitiveness. Kaizen systems and world-class manufacturing techniques, as well as teamwork and continuous improvement, are now an integral part of the work culture at Cifunsa. By the end of 2001, 80 Kaizen training weeks had been carried out with participation of 927 employees. Work on these systems and technology will continue during 2002.

Given the current substitution of iron monoblocks and heads for aluminum-based products, the aluminum industry is currently under consolidation, Cifunsa continues to focus on client satisfaction, cost leadership and technological development, in order to gain market share and maintain its position as the leading independent foundry in the





market for Iron Engine Blocks and Heads. At the same time, Cifunsa will continue to proactively detect and take advantage of business opportunities within the industry that add greater value for its clients and shareholders within this industry.

The Grey and Ductile Iron Auto Parts Foundry Business succeeded in winning significant contracts during 2001. It also increased its market share by leveraging synergies with the Iron Engine Block and Head Division, as well as seizing the opportunity provided by the Mexican market, where most ductile iron auto parts are imported. During 2002 Cifunsa will invest US$52 million to expand its production capacity and to install a new auto parts plant, which in its first phase will have a capacity of 60,000 tons. Located at the heart of Mexico, the plant will serve clients in the automobile cluster concentrated in this area.

As in all companies, in the long-term the only differentiating factor is human resources. Relying on well-trained, motivated employees with a clear vision of the future is, therefore, the only basis for sustainable growth.

Thus, to a large extent, the experience and ability of our people underpins our business performance and growth. For this reason, we strive to provide a work environment that facilitates employee development within the Company, through a Human Resource Development Program.

Additionally, we continue to follow our Quality Management Model, which has been adopted as a way of life within the organization. This model has led us to align each division's business objectives with the actions required to provide client, shareholder, employee and community satisfaction.

Finally, we continue to encourage our people to align their practices with Grupo Industrial Saltillo's Essential Values, so that they take an active participation in developing and implementing our Strategic Vision to make our company a successful and long-lasting enterprise.






building products division
houseware division
strength
building products
building products
houseware
houseware



Juan Carlos López Villarreal
Vice-President of Operations for Consumer Products



The Vice-President of Operations for Consumer Products for Grupo Industrial Saltillo is in charge of the Group's Building Products Division as well as its Houseware Division.

The Building Products Division is composed of the following Businesses: Ceramic Tiles and Bathroom Fixtures, sold under the brands Vitromex and St. Thomas Creations, the Water Heaters and Ambient Heaters, operating under the Cinsa and Calorex brands, and Fluid Conduction and Paint Application Equipment.

The Houseware Division is integrated by the Cookware & Kitchenware Businesses, under the name Cinsa; and the Tableware Business with its brands Cinsa and Santa Anita.

General market conditions during 2001 caused a downward pressure on prices for all industry sectors. Such pressure, coupled with the strength of the Mexican Peso relative to the US Dollar and a more open economy led the Building Products and Houseware Divisions to adopt various cost reduction and teamwork strategies.

The Building Products Division, on the other hand, maintained sales levels and increased cash flow from operations relative to the previous year. The Ceramic Tile Business successfully faced the slowdown in the Mexican economy and increased its local market share by one percentage point, with a 5% sales volume growth, while solidifying its leadership in product design and manufacturing costs.


HEAT MASTER

The growth experienced in both the local and export markets led the Company to expand production capacity during 2001, initiating operations at Plant II in the San José de Iturbide, Guanajuato Production Facility. The Group is also scheduled to open a new plant for ceramic tile floors in the city of San Luis Potosí, which is expected to start operations as of August 2002.

The Bathroom Fixtures Business faced the simultaneous challenges of lower prices and demand contraction in both local and exports markets, and saw sales volume fall by 11.5% during 2001. The Business sells 65% of its production in the local market, where, given synergies with the Company's ceramic tiles products, it managed to hold a 17% market share.



This performance was a direct result of the continued effort to deliver high quality products with the best design in the market to both distributors and customers, while supplying outstanding service, endorsed by ISO 9002 certification for both ceramic tiles and bathroom fixtures. Focus on detecting and understanding changing customer needs, particularly those of end-users, to assure that client expectations are met also plays an important role in our success.



The Company's Ceramic Tile and Bathroom Fixtures Business has the largest distribution network in the country, which allows products to reach clients in a timely manner and with quality intact. During 2001, the Company built 75 new showrooms in authorized dealer locations, reaching a total of 425 points of sale across Mexico, where our Vitromex branded products are distributed.

A challenging outlook for consumer product industries in 2002 will require the Company to develop its ability to respond promptly to change. We do, however, forecast higher growth for at the Building Products Division during 2002, particularly driven by demand for housing projects, since the Federal Government is expected to construct more than 700,000 new homes by 2006.

During 2002, the Group's Ceramic Tile Business will therefore strive to consolidate its cost leadership position among Mexican producers and significantly increase its market share. This will be achieved through the commencement of operations in the



San Luis Potosí plant and the launch of a series of new products.

One of the biggest challenges faced by the Building Products Division during 2001 was the integration of the recently purchased Calorex to the Company's Water Heaters and Ambient Heaters Business. Today, we can say the process was a very successful and significantly contributed to improve productivity.

In spite of low construction demand last year, particularly housing project demand, the Company managed to maintain a leading share in the market for water heaters. Selling under the brands Cinsa and Calorex, this segment experienced a real term reduction in prices, yet at the same time, the Company succeeded in increasing by two points its share of the water heaters replacement market.

Manufacturing systems and processes equipped with leading-edge technology are Company strengths that enhance productivity and efficiency. An example of such systems is the application of Demand Flow Technology, which coupled with more professional Installation and Maintenance Centers, and a fluent relationship with distributors, have placed the Water Heaters and Ambient Heaters Business in a leading position regarding Service Level indicators for client satisfaction.



In order to supply clients and consumers with high quality services and to adhere to the highest Service Level standards, while maximizing growth and profitability, the Company defined separate marketing and sales strategies for its Cinsa and Calorex brands. Brand differentiation also allowed the Group to design separate regional strategies.



Additionally, the Water Heaters and Ambient Heaters Business keeps close contact with end-users through independent market research, and by having qualified personnel provide full client satisfaction at the 140 Installation and Maintenance Centers.

The Water Heaters Business has also taken advantage of synergies with other businesses within the Division which target the same market segments, and has put together cost and price attractive packages using the Cinsa and Vitromex brands.

To better target the housing project construction market, the Water Heaters Business has supervised contractors, and given them training and support to install Cinsa water heaters, the leading brand in this segment.

At the same time, during 2002 the Company will implant a fully integrated administrative and client service system for the Building Products Division aimed at making administrative processes and client services more efficient. This system is expected to be up and running by June.



Influx of new competitive imports from other countries significantly affected the Houseware Division during 2001. Yet the Cookware & Kitchenware Business managed to retain market leadership with a 48% share, in spite of the adverse economic environment.

The Tableware Business, meanwhile, developed a range of new products, which allowed the Company to take a leading position in the residential and business segments, capturing 30% of the national market.

The Company's Houseware Division strives to follow the Group's fundamental Mission Statement: "To create useful products, valued and appreciated because they enhance people's well-being". To keep close contact with client satisfaction, each business segment performs its end-user market research, using different means to stay focused on customer needs.


Delight
Delight





The Houseware Division also incorporated a new Integrated Administration System during 2001, which allowed the Company to improve administrative processes and client service levels in this segment as well. This Division also carried out comprehensive market research studies in order to better understand end-user needs, develop new products and reduce costs to offer products at more competitive market prices.

Kitchenware and Tableware products are sold through wholesale, self-service department store and catalogue distribution channels. Tableware is also distributed through business-to-business channels in order to reach hotel, restaurant and other business markets, in which the Company holds a leading position at a national level.

The Houseware Division will face several challenges during 2002, a year in which we expect increasing global competition and pressure on costs, forcing the Company to respond to clients and distributors with high value-added products and services.

Global competition is common in markets where the Company carries out its business. Quality, high productivity and low costs are essential to be a player in these markets, and client and end-user satisfaction should always come first.


VITROMEX

All areas of the Grupo Industrial Saltillo organization have adopted change dynamics. The Company has worked to find the necessary tools to carry out this change in a balanced manner, always setting client satisfaction as the organization's priority. Implementation of Continuous Improvement Projects has been adopted at a corporate level, based on such tools as Kaizen systems for areas of operations, Teamwork strategies for administrative areas and Multitask Teams to achieve Cultural Change within the organization.



Committed to delivering quality to its clients, the Building Products and Houseware Divisions have carried out more than 80 Continuous Improvement Programs, including 912 employees who contributed their ideas to solving common problems.

Similarly, to insure product and service quality in both Divisions, the Company adopted the Quality Management Model. This model introduces a process of continuous improvement geared towards client satisfaction. While serving as reference for all business activity, this model encourages all employees to proactively manage operational results thus contributing to overall improvement in Company profitability.



board of directors



Chairman
Isidro López del Bosque (R)

Vice-Chairman
Javier López del Bosque (R)

Directors

Joaquín Arizpe de la Maza (A)
Jorge Chapa Salazar (A)
Alejandro Dávila López (R)
(Alternate)
Guillermo Elizondo López
Claudio X. González L. (R/S)
Eduardo López Alanís (A)
Armando López Recio
Antonio Madero Bracho (R/S)
Andrés Marcelo Sada Zambrano (R/S)
Eugenio Clariond Reyes (R/S)

Examiner

Adán Elizondo Elizondo (R/S/A)

(R): Human Resources and Compensation Committee
(S): Succession Committee
(A): Auditing Committee

business

METAL-MECHANICAL AND AUTOMOTIVE

* CIFUNSA	Grey Iron Engine Blocks and Heads Foundry
* DITEMSA	Plastic Injection Molds and Tooling
* CASTECH	Aluminum Engine Blocks and Heads Foundry
* TECHMATEC	Automating Manufacturing Systems

BUILDING PRODUCTS

* VITROMEX	Ceramic Tiles and Bathroom Fixtures
* CINSA CALENTADORES	Water Heaters and Ambient Heaters
* CALOREX	Water Heater and Ambient Heaters
* CERÁMERICA	Ceramic Bathroom Accessories
* CERÁMICA SAN LUIS	Luxury Washbasins and Bathroom Accessories
* ST. THOMAS CREATIONS	Marketing of Decorated Bathroom Accessories in the U.S.
* FLUIDA	Brushes, Rollers and Other Paint Applicators

HOUSEWARES

* CINSA	Enameled Steel Kitchenware
* ENASA	Luxury Enameled Steel Kitchenware
* SANTA ANITA	Ceramic Tableware for Domestic and Institutional Use
* ESVIMEX	Enamel Frits



SERVICES

* ASGIS	Purchasing, Management, Legal, Finance, Strategic Planning, Human Resources, Public Relations and Information Technology Consulting and Corporate Services

portfolio

Aquaflex. CIFUNSA Santa Anita CINSA

St. Thomas Creations HeatMaster La Tecnología del Calor. EXITO esvimex

Grupo Industrial Saltillo aims at covering the ever more demanding needs of the domestic and international markets and consumers. The Group's businesses are focused on the manufacture of products in the Metal-Mechanical and Automotive, Building Products and Houseware sectors.

2001 strength


CINSA

financial statements



financial statements
strength

KPMG

To the Board of Directors and Stockholders
Grupo Industrial Saltillo, S. A. de C. V.:

We have audited the consolidated balance sheets of Grupo Industrial Saltillo, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated income statements, changes in stockholders' equity and changes in financial position, for the years then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements and are prepared in accordance with generally accepted accounting principles in Mexico. An audit consists of examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements mentioned above, present fairly, in all material respects, the financial position of Grupo Industrial Saltillo, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2000, the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico..

KPMG Cárdenas Dosal, S.C.
C.P. Rafael Gómez Eng

February 4, 2002, except for
what is indicated in note 20,
which corresponds to March 1, 2002.

Consolidated
Balance Sheets

December 31, 2001 and 2000
(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

ASSETS	2001	2000
CURRENT:		
Cash and equivalents	$ 882,477	$ 395,454
Trades receivable (note 7)	1,211,498	1,065,902
Other accounts receivable (note 8)	98,428	421,576
Inventories (note 9)	615,909	741,543
Prepaid expenses	12,221	20,155
Total current assets	2,820,533	2,644,630
INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARY	-	196,408
PROPERTY, MACHINERY AND EQUIPMENT (note 10)	4,438,799	4,515,164
OTHER ASSETS (note 11)	702,211	638,856
Total assets	$ 7,961,543	$ 7,995,058

The accompanying notes are an integral part of these consolidated financial statements.

LIABILITIES	2001	2000
CURRENT:		
Bank loans	$ 18,648	$ 574,266
Current portion of long-term debt (note 12)	232,738	211,250
Trades payable	346,305	458,910
Other accounts payable	313,620	454,556
Income tax (note 17)	130,814	42,135
Employees' statutory profit sharing (note 17)	16,897	26,678
Total current liabilities	1,059,022	1,767,795
LONG TERM:		
Bank loans (note 12)	1,678,550	1,263,383
Deferred income tax (note 17)	569,682	725,732
Deferred employees' statutory profit sharing (note 17)	4,468	-
Long-term sundry creditors (note 13)	136,830	60,132
Total liabilities	3,448,552	3,817,042
STOCKHOLDERS' EQUITY (note 15)		
Majority capital:		
Contributed capital	1,988,107	2,028,975
Earned surplus	2,338,742	2,025,961
Total	4,326,849	4,054,936
Minority interest	186,142	123,080
Total stockholders' equity	4,512,991	4,178,016
Total liabilities and stockholders' equity	$ 7,961,543	$ 7,995,058

Isidro López del Bosque
Chairman

Consolidated
Income Statements

Years ended December 31, 2001 and 2000
(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

	2001	2000
Net sales	$ 6,746,734	$ 7,590,534
Cost of sales	4,871,295	5,536,266
Operating expenses	953,923	1,044,141
Operating income	921,516	1,010,127
Comprehensive financing result:		
Interest income	(72,759)	(61,956)
Interest expense	182,044	152,204
Foreign exchange fluctuation	(83,557)	18,974
Monetary position result	(22,570)	(53,986)
Comprehensive financing result, net	3,158	55,236
Other expenses, net (note 16)	183,689	6,416
Income before taxes, employees' statutory profit sharing, sharing in the results of non-consolidated subsidiary and minority interest	734,669	948,475
Income tax (note 17)	250,727	299,534
Employees' statutory profit sharing (note 17)	24,262	12,260
	274,989	311,794
Income before sharing in the results of non-consolidated subsidiary and minority interest	459,680	636,681
Sharing in the results of non-consolidated subsidiary	-	(2,464)
Consolidated net income	459,680	639,145
Minority interest	26,171	16,204
Net income of majority interest	$ 433,509	$ 622,941
Earning per share of majority interest (pesos) (note 19)	$ 1.54	$ 2.20

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of
Changes in Financial Position

Years ended December 31, 2001 and 2000
(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

	2001	2000
Operation activities:		
Consolidated net income	$ 459,680	$ 639,145
Plus charges (less credits) that do not require the use of resources:		
Depreciation and amortization	482,514	463,760
Impairment of assets	155,116	-
Deferred income tax and employees' statutory profit sharing	(98,097)	7,760
Other items	(343)	(5,425)
Resources generated by operation	998,870	1,105,240
Working capital:		
Trades receivable	(145,596)	72,351
Other accounts receivable and prepaid expenses	331,082	(280,182)
Inventories	94,139	(193,243)
Trades payable	(112,605)	91,370
Other accounts payable	(152,053)	93,940
Income tax and employees' statutory profit sharing	78,898	(80,517)
Other items	(8,298)	-
Net resources generated by operation	1,084,437	808,959
Financing activities:		
Dividends paid	-	(439,666)
Bank loans	(555,618)	547,211
Installment of short-term debt	21,488	162,662
Long-term debt	415,167	12,835
Long-term sundry creditors and other items	76,698	(21,033)
Capital increase	50,531	-
Resources (used in) generated by financing activities	8,266	262,007
Investing activities:		
Acquisition of property, machinery and equipment	(597,343)	(687,278)
Investment in shares of non-consolidated subsidiary	196,408	(592,210)
Acquisition of own shares	(289)	(61,563)
Other items	(204,455)	(173,692)
Resources used in investment activities	(605,679)	(1,514,743)
Increase (decrease) in cash and equivalents	487,024	(443,775)
Balance at beginning of the period	395,454	839,229
Balance at end of the period	$ 882,478	395,454

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of
Changes in Stockholders' Equity

Years ended December 31, 2001 and 2000
(Thousands of Mexican pesos of constant purchasing power as of December 31, 2001)

	Contributed Capital		
	Common stock	Additional paid-in capital	Gain on resale of own shares
BALANCES AS OF DECEMBER 31,1999	$ 1,736,659	$ 110,868	$ 233,680
Dividends paid (note 15)			
Acquisition of own shares (note 15)	(14,555)		(37,677)
Minority common stock increase			
Comprehensive result			
BALANCES AS OF DECEMBER 31, 2000	1,722,104	110,868	196,003
Acquisition of own shares (note 15)	(423)		(40,445)
Minority common stock increase			
Comprehensive result			
BALANCES AS OF DECEMBER 31, 2001	$ 1,721,681	$ 110,868	$ 155,558

The accompanying notes are an integral part of these consolidated financial statements.

Earned Surplus						
Reserve for acquisition of own shares	Retained earnings	Accumulated effect from holding non-monetary assets	Cumulative deferred income tax effect	**Majority interest**	**Minority interest**	**Total stockholders' equity**
$ 109,522	$ 6,663,662	$ (4,145,140)	$ -	$ 4,709,251	$ 113,611	$ 4,822,862
	(439,666)			(439,666)		(439,666)
(9,330)				(61,562)		(61,562)
					396	396
	622,941	(138,866)	(637,162)	(153,087)	9,073	(144,014)
100,192	6,846,937	(4,284,006)	(637,162)	4,054,936	123,080	4,178,016
40,155				(713)		(713)
					48,681	48,681
	433,509	(160,883)		272,626	14,381	287,007
$ 140,347	$ 7,280,446	$ (4,444,889)	$ (637,162)	$ 4,326,849	$ 186,142	$ 4,512,991

Notes to the Consolidated
Financial Statements

(1) BUSINESS ACTIVITY AND OUTSTANDING OPERATIONS

a) Activity

Grupo Industrial Saltillo, S. A. de C. V. (GISSA), is a Mexican controlling company which is involved in three business sectors through subsidiary companies: (i) Metal mechanic, engaged mainly in manufacturing and selling foundry gray iron and aluminum melting products for the automotive industry; (ii) Building Products, engaged mainly in manufacturing and trading of ceramic tile, bathroom fixtures and water heaters and (iii) Home Products, engaged in manufacturing and trading enamel on steel kitchen items and ceramic tableware for home and institutional use.

b) Outstanding operations

During 2001 the company's subsidiaries started a restructuring and reorganization program for each one of the Gasoline, Ceramic Tile, Tableware and Kitchen businesses in order to increase productivity and the use of fixed assets. This program included the recognition of impairment effects on certain assets that stopped being useful for business purposes and personnel reduction.

Because the above concepts are not a part of the normal course of operations of the company's subsidiaries, the effects derived form these transactions are presented in other expenses, net figure in the income statement of the period ended December 31, 2001 (see note 16).

(2) CONSOLIDATION BASES

a) The consolidated financial statements include the assets, liabilities and results of GISSA and of those subsidiaries over which the Company owns over 50% of common stock and/or over which it has control. All intercompany balances and operations of the group have been eliminated in consolidation.

b) The Company's main subsidiaries are the following:

	% sharing
Metal Mechanic	
Servicios de Producción Saltillo, S. A. de C. V. and Subsidiaries:	100%
Manufacturas Cifunsa, S. A. de C. V.	100%
Cifunsa Diesel, S. A. de C. V.	100%
Ditemsa, S. A. de C. V.	100%
Castech, S. A. de C. V (1)	50%
Techmatec, S. A. de C. V.	100%
Industria Automotriz Cifunsa S. A. de C. V.	100%
Building Products	
Pistones Industriales, S. A. de C. V. and Subsidiaries (2):	100%
Manufacturas Vitromex, S. A. de C. V. (2)	100%
Cerамérica, S. A. de C. V. (2)	100%
Cerámica San Luis, S. A. de C. V. (2)	100%
Calentadores Cinsa, S. A. de C. V.	100%
Éxito, S. A. de C. V.	100%
Grupo Calorex, S. de R. L. de C. V.	100%

Home Products

Islo, S. A. de C. V. and Subsidiaries:	100%
Cinsa, S. A. de C. V.	100%
Porcelanizados Enasa, S. A. de C. V	100%
Cerámica Santa Anita, S. A. de C. V.	100%
Esvimex, S.A. de C.V.	100%

Others

Asesoría y Servicios, GIS, S. A. de C. V.	100%
Administradora Brycosa, S. A. de C. V.	100%
Gis Holding Co., Inc.	100%

(1) Grupo Industrial Saltillo has control of this company.

(2) At November 2001 in General Stockholders' Meeting, the stockholders agreed to merge these Companies, and Manufacturas Vitromex, S. A. de C. V. subsisted as merging entity. This merger will become effective between the Companies and the stockholders after January 1, 2002.

The consolidated foreign subsidiary financial statements are translated into Mexican pesos according to Bulletin B-15, "Foreign Currency Transactions and Translation of Foreign Currency Financial Statements", issued by the Mexican Institute of Public Accountants.

The foreign operation assets and liabilities are converted at the exchange rate of the balance sheets. The income statement items are converted at the weighted-average exchange rate of the reported period. The resulting differences are booked in the period results as part of the Comprehensive Financing Result.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and practices followed by the company in the preparation of the financial statements are described below:

a) Presentation and disclosure bases

The accompanying consolidated financial statements include the recognition of the effects of inflation on the financial information, and are expressed in pesos of constant purchasing power of the most recent consolidated balance sheet presented.

The most significant National Consumer Price indexes (NCPI) used for effects of recognizing inflation were:

	NCPI	% Inflation
December 31, 2001	351.418	4.40%
December 31, 2000	336.596	8.95%
December 31, 1999	308.919	12.32%

For disclosure purposes in the notes to the financial statements, when referring to pesos "$", it means Mexican pesos, and when referring to dollars, it means United States dollars.

b) **Cash and equivalents**

They are represented by cash in checking accounts and by investments and deposits in short-term debt with maturing in less than three months at market value. As of December 31, 2001 and 2000 temporary investments amount $813,529 and $367,827 respectively. Increases and decreases generated by the investments are carried to results of the period and are included as part of the Comprehensive Financing Result.

c) **Inventories and cost of sales**

Inventories are presented in the balance sheet at replacement cost or market value whichever is lower. The replacement cost is determine by the costs of the productions (finished products and in process) and by the cost of the purchase (raw material and other materials).

The cost of sales is expressed at replacement cost as of the date of the sales and updated to pesos at the end of the period.

d) **Property, machinery and equipment**

Domestic property, machinery and equipment are updated with the method of adjustment from general price level changes, using the NCPI published by the Bank of Mexico (Banco de México). Foreign machinery and equipment is updated using the inflation of the country of origin, which is then converted to Mexican pesos by using the market exchange rate as the date of the appraisal. Depreciation of property, machinery and equipment is calculated with the straight-line method, based on the useful lives of the assets. The average annual depreciation rates of the main groups of assets are as follows:

	Rates
Buildings	5%
Machinery and equipment	8%

e) **Investment in shares of non-consolidating subsidiary**

This is valued by the equity method.

f) **Other assets**

Other assets include the excess of the cost of acquisition of shares of subsidiaries and are amortized over a term of 20 years. The other assets are presented at their updated value using the NCPI, net from the corresponding amortization.

g) **Comprehensive financing result (CFR)**

CFR includes interest, exchange differences and the monetary effect.

Foreign currency transactions are recorded at the exchange rate prevailing at the date of their execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in force at the consolidated balance sheet date. Exchange differences arising from assets or liabilities contracted in foreign currency are recognized in the results of the year.

The monetary effect is determined by multiplying the difference between monetary assets and liabilities at the beginning of each month by inflation factors, including deferred taxes, through year-end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which is reported in operations for the year.

h) **Restatement of common stock and other stockholders' equity accounts**

Common stock, reserve for the acquisition of own shares, paid-in capital, premium on reallocation of own shares and retained earnings have been updated by using NCPI factors from the dates the amounts were contributed or generated, until end of the period. The amounts thus obtained represents the reserve required to maintain the values of the stockholders' investments constant and are presented together with historical values.

i) **Accumulated effect from holding non-monetary assets**

This represents the change in the specific level of the value of the non-monetary assets related to the value of the NCPI.

j) **Comprehensive result**

The comprehensive result represents the net income or net loss of the period, plus the effect in such period of those items reported directly in stockholders' equity, not constituting capital contributions, reductions or distributions.

k) **Cumulative effect of deferred IT**

This represents the effect of recognizing the cumulative deferred taxes as of the date the related Bulletin was adopted.

l) **Seniority premium and pension plan**

According to the Federal Labor Law, there are obligations regarding severance pay and seniority premium, payable to employees who cease to render their services under certain circumstances.

The policy adopted is the following:

- Severance payments are charged to the results of the year in which they are made.
- A provision is recorded for seniority premiums.

In addition, the Company has a pension and retirement plan established for its non-unionized personnel, in favor of which it has set up an irrevocable trust fund.

The cost and allowance of the seniority premium and the pension plan was determined based on calculations prepared by independent actuaries.

m) **Income Tax (IT), Business Assets Tax (BAT) and Employees' Statutory Profit Sharing (ESPS)**

IT is accounted for under the asset and liability method wich compares the book and tax values. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (AT) carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred ESPS is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may reasonably be estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

n) **Revenue recognition**

Revenue from the sale of goods is generally recognized upon delivery of the products to the customers. The Company provides for sales commissions, returns and discounts at the time the related revenue is recognized. These provisions are deducted from sales, or included in selling expenses, as applicable.

o) Concentrations of business and credit risk

Of the Company's total income corresponding to 2001 and 2000, 26% and 34% were concentrated mainly on 3 customers of the metal-mechanic division. The Company provides an allowance for doubtful accounts based on analyses and estimates made by management.

p) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. When a reasonable estimation can not be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until their realization is virtually assured.

q) Impairment of property, plant and equipment and other non-current assets

The Company evaluates periodically the adjusted values of property, plant and equipment and other non-current assets, to determine whether there is an indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future revenues expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the expected revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value.

r) Financial instruments

To reduce the risks resulting from changes in prices of commodities, such as Natural Gas and Copper, based on the demand and supply of the main international markets, the Company uses hedging contracts Commodity SWAPS. Changes in the fair value of derivative financial instruments and those established as fixed in these contracts are recognized on an accrued basis as part of the cost of sales of the products that include the commodities hedged.

The exchange rate fluctuation risks with respect to the U.S. dollar and other currencies, are hedged with foreign exchange hedging financial instruments. The differences arising from the fluctuations between the market exchange rates and the exchange rates established in those contracts are recognized in the CFR as part of the exchange fluctuation figure on an accrued basis, net of costs, expenses (gains) resulting from the liabilities hedged.

Premiums paid or received on derivative financial instruments are deferred and amortized to income over the lives of the hedging instruments.

The Company uses derivative financial instruments exclusively for hedging purposes, studying the historical volumes, future needs or commitments acquired, avoiding their use for speculation purposes.

s) Use of estimates

The preparation of consolidated financial statements in conformity with the Generally Accepted Accounting Principles in Mexico requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

t) Reclassifications

As a result of the adoption of Bulletin B-4, mentioned in note 4, the consolidated financial statements as of December 31, 2000 were reclassified to conform their presentation to the consolidated financial statements as of December 31, 2001.

(4) ACCOUNTING CHANGES

a) Effective January 1, 2001, the Company adopted the guidelines of Bulletin B-4 "Comprehensive Income" that requires the determination and presentation of comprehensive income in a one-line item in the statement of changes in stockholders' equity and footnote disclosure of its components. Comprehensive income or loss is defined as the net income or loss for the period, plus any other changes reflected directly in equity, excluding capital contributions, reductions and other distributions.

The consolidated financial statements as of December 31, 2000 were restated for comparison purposes to present the adoption of this Bulletin. The initial adoption of this Bulletin had no impact on the financial position or the result of operations, since it refers to changes in presentation or additional disclosures in the financial statements.

b) Beginning on January 1, 2001, the Company adopted Bulletin C-2 "Financial Instruments" which addresses the accounting and reporting for temporary investments and contracts that give rise to financial assets or liabilities, so that all financial instruments, including derivatives, are recognized in the balance sheet. Likewise, the financial instruments must be recognized according to the respective contract, using three classifications: (i) trading, (ii) available-for-sale and (iii) held-to-maturity.

Financial instruments are to be reported at fair value when classified as either trading or available-for-sale, and at amortized cost, when classified as held-to-maturity. The effects of the changes in valuation at fair value and amortization of the instruments held to maturity are carried to results of the period as part of the comprehensive financial result. The derivative financial instruments qualifying for hedge accounting and the changes in valuation are recognized in results of the period, net of costs, expenses or revenues from the asset or liability hedged.

(5) FINANCIAL INSTRUMENTS

a) Commodity SWAPS

Some of the GISSA subsidiaries engaged in manufacturing products, use indirect raw materials such as Natural Gas and Copper (Commodities) in their core business process, whose prices are based on the supply and demand parameters of the main international markets.

To reduce fluctuation risk in the international prices of Commodities, the Company and some of the subsidiaries selectively use "Commodity SWAPS" (SWAPS). To contract these instruments, the Company establishes notional volumes to be expended and sets a price for each raw material with the counterparty, which allows to hedge the risk of the increases and decreases in the price of the commodity for up to the notional volumes set in these contracts.

As of December 31, 2001, one of the subsidiaries has SWAP agreements hedging 80 and 40 metric tons of Copper that expire on June 30, 2002 and December 31, 2004, respectively, which accumulated earnings of little significance.

Moreover, during the period ended December 31, 2001, the Company entered into different SWAP agreements that hedged up to 500,000 million BTU cubic meters (MMBTU) of Natural Gas, which expired on different dates during 2001 and accrued realized earnings for 1,787 thousand dollars.

b) Foreign currency exchange

As of December 31, 2001, one of the subsidiaries has entered into six foreign exchange cross-currency contracts to hedge U.S. dollar-euro transactions, since the subsidiary uses these currencies for the acquisition of certain fixed assets.

The subsidiary reflects a net position of 318 thousand dollars as of December 31, 2001 and represents the commitment to sell dollars to the counterparty.

For the period ended as of December 31, 2001 the subsidiary has incurred in unrealized losses of 352 thousand dollars derived from the effective contracts, and realized losses of 160 thousand dollars from expired contracts.

c) Foreign exchange hedging

As of December 31, 2001 there are contracts that represent foreign exchange hedging instruments for up to 50 thousand dollars.

(6) FOREIGN CURRENCY POSITION AND EXCHANGE RATE

The U.S. dollar equivalents of foreign currency assets and liabilities as of December 31, 2001 and 2000, is as follows:

	Thousand dollars	
	2001	2000
Current assets	68,839	38,229
Less:		
Current liabilities	53,089	107,203
Long-term liabilities	197,602	132,060
Excess liabilities over assets in foreign currency	181,852	201,034

The U.S. dollar exchange rates as of December 31, 2001 and 2000 were $9.14 and $9.59, respectively. As of the auditors' report date, it was $9.15.

Moreover, as of December 2001 and 2000, the Company and its subsidiaries had the following foreign currency non-monetary assets position, or assets whose replacement cost can be determined only in foreign currencies:

	Thousand dollars	
	2001	2000
Inventories	21,640	14,932
Machinery and equipment	326,304	361,444
	347,944	376,376

The foreign currency transactions, excluding imports and exports of machinery and equipment, for the years ended December 31, 2001 and 2000 are summarized below:

	Thousand dollars	
	2001	2000
Sales	268,741	376,879
Purchases	(86,525)	(74,999)
Technical assistance	(2,543)	(714)
Interests	(23,022)	(3,862)
Others	(10,478)	(4,080)
	146,173	293,224

Foreign currency sales include those made in Mexican territory quoted in U.S. dollars payable in domestic currency at the exchange rate of the collection date and amount approximately to 165,770 in 2001 and 145,937 in 2000, thousand dollars.

(7) TRADES RECEIVABLE

The trade receivables balance is decreased by the allowance for doubtful accounts of $ 26,980 in 2001 and $ 23,415 in 2000.

(8) OTHER ACCOUNTS RECEIVABLE

As of December 31, 2001 and 2000, other accounts receivable are integrated as follows:

	2001	2000
Accounts receivable derived from non-commercial activities	$ 25,856	$ 38,352
Refundable value added tax	72,572	149,822
Refundable income tax	-	233,402
	$ 98,428	$ 421,576

(9) INVENTORIES

As of December 31, 2001 and 2000, inventories are integrated as follows:

	2001	2000
Raw material	$ 302,363	$ 508,771
Work in process	70,392	21,154
Finished goods	263,285	192,661
Others	2,509	23,986
	638,549	746,572
Less: Allowance for obsolescence	22,640	5,029
	$ 615,909	$ 741,543

(10) PROPERTY, MACHINERY AND EQUIPMENT

As of December 31, 2001 and 2000, the investment in property, machinery and equipment are analyzed as follows:

	2001	2000
Land	$ 399,363	$ 345,055
Buildings	1,779,573	1,560,134
Machinery and equipment	5,461,222	6,045,032
Transportation vehicle	150,465	125,850
Furniture and fixtures	117,159	103,285
Computer equipment	190,137	155,623
Constructions in process	491,836	261,837
	8,589,755	8,596,816
Less: Accumulated depreciation	4,150,956	4,081,652
	$ 4,438,799	$ 4,515,164

(11) OTHER ASSETS

As of December 31, 2001 and 2000, the other assets account is analyzed as follows:

	2001	2000
Goodwill, net	$ 398,915	$ 430,964
Intangible asset of the labor obligations (note 14)	11,534	16,819
Net assets from the labor obligations (note 14)	58,280	33,848
Trademarks and patents	93,085	99,673
Others	140,397	57,552
	$ 702,211	$ 638,856

The figure of others is comprised mainly by capitalized expenses corresponding to the development of the EV-6 project to blocks and aluminum heads manufacture in the Metal-Mechanic division, and by the expenses carryforward of the development and installation of the new enterprise resource planning system.

(12) LONG-TERM BANK LOANS

As of December 31, 2001 and 2000, bank loans are integrated as follows:

	2001	2000
Syndicated credit agreement with several banks with an effective balance of $85,000 thousand U.S. dollars payable in five years, beginning in 2001 and until 2006 with a three-year grace period in principal. The effective rate is Libor plus 1.125 and will remain so until April 2003; from that moment and until April 2004, Libor plus 1.250 percent points; from April 2004 until April 2005, Libor plus 1.375 percent points; from April 2005 to the end of the credit life in April 2006, the rate will be Libor plus 1.625. The agent bank is currently BBVA-Bancomer. The credit is guaranteed by some subsidiaries.	$ 777,096	$ -
Syndicated credit agreement with several banks with an effective balance of $82,353 thousand U.S. dollars payable in seven years, beginning in 1998 and until 2005 with a three-year grace period in principal. The prevailing rate is Libor plus 1.45 percent points and will remain so until April 2003; for the remaining credit life, it will be Libor plus 1.6 percent points. The agent bank is currently Comerica Bank. The credit is secured with some accounts receivable and guaranteed by some subsidiaries. (see note 20)	752,895	1,002,209
Other long-term credit contracts with outstanding balances of $41,707 and $46,760 thousand U.S. dollars in 2001 and 2000, respectively, with joint installments up to 2008.	381,297	468,632
Long-term domestic currency credits.	-	3,792
Total	1,911,288	1,474,633
Less: Current portion of long-term debt	232,738	211,250
Net	$ 1,678,550	$ 1,263,383

The long-term bank loan installments beginning in 2001 are as follows:

Year	Thousand dollars
2003	37,634
2004	52,248
2005 and thereafter	93,721

The syndicated credit contracts mentioned above impose certain limitations on the payment of dividends, restrictions on certain financial ratios and investments, which have been complied with, or where applicable, the corresponding waivers were obtained.

Some of the credits are secured with several assets of the subsidiaries.

(13) LONG-TERM SUNDRY CREDITORS

As of December 31, 2001, there is a long-term debt for $15,500 thousand dollars, contracted by a subsidiary with VAW aluminium AG, a stockholder of such subsidiary, of which 6,000 thousand dollars accrue interest at Libor rate plus 1.7 percent points and is payable in 2005 and 9,500 thousand dollars accrue interest at Libor plus 2.15 percent points and is payable in 2006.

Installments of this long-term debt, beginning in 2003 are as follows:

Year	Thousand dollars
2003	1,500
2004	4,667
2005 and thereafter	7,833

(14) SENIORITY PREMIUM AND PENSION PLAN

The relevant information of the actuarial calculation of the seniority premium and pension plan as of December 31, 2001, is the following:

	Seniority premium	Pension plan
Current benefit obligations	$ 38,079	$ 161,722
Projected benefit obligations	39,922	187,294
Plan assets	-	(321,889)
Non-amortized past services and plan modifications	(11,813)	89,114
Non-amortized variations in assumptions and experience adjustments	(3,894)	(51,335)
	24,215	(96,816)
Additional liability	14,321	-
	$ 38,536	$ (96,816)
Non-amortized transitions liabilities (assets)	11,813	(89,114)
Net cost (income) of the period	8,639	(13,488)
Amortization period of items pending amortization	11 years	20 years
Net cost (income) of the period is integrated as follows:		
Labor cost	$ 4,646	$ 7,990
Financial cost	1,960	(11,161)
Amortization of transition obligation	2,033	(10,317)
	$ 8,639	$ (13,488)

The most important assumptions used in the determination of the net cost of the period of the labor obligations are the following:

Actual discount rate used to reflect the current value of obligations	4.5%
Actual increment rate in the levels of future wages	1.5%

(15) STOCKHOLDERS' EQUITY

a) Stockholders' equity update

2001	Historical balance	Update	Updated balance
Contributed capital	$ 57,179	$ 1,930,928	$ 1,988,107
Earned surplus	1,706,284	632,458	2,338,742
	$ 1,763,463	$ 2,563,386	$ 4,326,849

2000	Historical balance	Update	Updated balance
Contributed capital	$ 96,618	$ 1,932,356	$ 2,028,975
Earned surplus	1,284,305	741,655	2,025,961
	$ 1,380,923	$ 2,674,011	$ 4,054,936

b) Stockholders' equity movements

In April 2000, through an Ordinary Annual General Meeting the stockholders agreed to distribute dividends for $ 439,666 ($399,636 nominal value) from earnings of previous periods. The dividend per share paid was $1.47.

In addition, the common stock decreased by $423 and $14,555, in 2001 and 2000 respectively, which correspond to the acquisition and temporary placement of own shares.

c) Common stock

After these movements, common stock is represented by 287,277 thousand common nominative shares, without par value. Fixed common stock is $1,842 (nominal value) and the variable common stock is $133 (nominal value); common stock includes $778 (nominal value) in capitalized earnings. As part of the contributed capital, are included $13,803 (nominal value) wich, corresponding to the additional paid-in capital.

The updated amount, on tax bases, of the contributions made by the stockholders could be refunded without payment of taxes. Any refund in excess of the tax amounts will be subject to payment of taxes according the Income Tax Law.

d) Retained earnings

Earnings of the period are subject to a 5% separation to constitute the legal reserve, until such reserve reaches one fifth of common stock. This reserve is not susceptible to distribution to the stockholders during the existence of the company, except as dividends in shares. The legal reserve as of December 31, 2001 amounts to $332,164.

Earnings of the subsidiaries recognized with the equity method cannot be distributed to the stockholders, until the holding company receives them as dividends.

Earnings distributed as dividends in excess of taxable income, will be subject to payment of tax according to the Income Tax Law establishes, therefore, if applicable, only 65% could be distributed to the stockholders.

(16) OTHER EXPENSES (INCOME), NET

During 2001 the company's subsidiaries started a restructuring and reorganization program for each one of the Gasoline, Ceramic Tile, Tableware and Kitchen businesses in order to increase productivity and the use of fixed assets. This program included the recognition of impairment effects on certain assets that stopped being useful for business purposes and personnel reduction.

Because the above concepts are not a part of the normal course of operations of the company's subsidiaries, the effects derived form these transactions are presented in other expenses, net figure in the income statement of the period ended December 31, 2001.

The effects are integrated as follows:

Impairment of non-productive assets	$ 155,116
Personnel settlements	18,999
Others	9,574
	$ 183,689

(17) INCOME TAX (IT) BUSINESS ASSETS TAX (BAT) AND EMPLOYEES' STATUTORY PROFIT SHARING (ESPS)

According to The Tax Law in force, companies must pay the greatest of IT and BAT. Both taxes recognize the effects of inflation, although differently from the generally accepted accounting principles. ESPS is calculated on practically the same basis as IT, but without recognizing the effects of inflation.

BAT Law establishes a 1.8% tax on assets, updated in the case of inventories, property, machinery and equipment and deducted some liabilities.

The Company and subsidiaries calculate IT and BAT on a consolidated manner. Therefore, the amounts presented in the accompanying consolidated financial statements are the consolidated result for these taxes. The amount presented for ESPS represents the sum of the individual results of each company.

The attributable tax expenses for the years ended December 31, 2001 and 2000 were $274,989 and $311,794, respectively and distributed as follows:

	IT		ESPS	
	2001	2000	2001	2000
IT and ESPS expense:				
On tax bases	$ 356,818	$ 307,294	$ 16,268	$ 27,367
Deferred	(106,091)	(7,760)	7,994	(15,107)
Total IT and ESPS expense	$ 250,727	$ 299,534	$ 24,262	$ 12,260

The tax effects of the temporary differences that originate significant portions of the deferred tax assets and liabilities as of December 31, 2001 and 2000 are listed below:

	2001	2000
Deferred assets:		
Accumulated expenses payable	$ 101,436	$ 108,672
Tax losses carryforward	81,173	65,686
Others	26,445	9,646
Total deferred assets	209,054	184,004
Deferred liabilities		
Inventories	182,525	196,354
Fixed assets	541,504	640,028
Others	127,026	129,025
Total deferred liabilities	851,055	965,407
Subtotal deferred income tax liabilities	642,001	781,403
Refundable business assets tax	72,319	55,671
Total deferred income tax liabilities	$ 569,682	$ 725,732

The deferred IT rollforward for the year ended December 31, 2001 is presented below:

Deferred income tax as of December 31, 2000	$ 725,732
IT effect on:	
Results	(106,091)
Stockholders' equity	(49,959)
Deferred income tax as of December 31, 2001	$ 569,682

Beginning in 2003, the 35% tax rate will gradually be reduced by 1% per year until it reaches 32% in 2005. Additionally, beginning in 2002, the regimen of deferring income tax until the payment date of the dividends when earnings are reinvested is repeal, establishing a transition period for the taxpayers who elected to defer the payment of tax and who pay the dividends from the reinvested net taxable income account balance constituted before 2002, having to pay the applicable deferred tax applying the 3% or 5% rate, whether the earnings were generated in 1999, 2000 or 2001. Based on this provision, the Company paid an equivalent to 30% in 2001 and 2000 on the taxable income and the remainder will be paid if retained earnings are distributed. The Company has provided for the income tax liability by using a 35% rate.

(18) SEGMENT INFORMATION

Three divisions integrate the company: Metal Mechanic, Building Products and Home Products.
The relevant information of the divisions is the following:

	December 2001				
	Metal Mechanic	Building Products	Home Products	Elimination	Consolidated
Outside revenues	$ 2,481,098	3,334,736	930,900	-	$ 6,746,734
Intersegment revenues	$ 127,420	-	-	(127,420)	$ -
Operating income	$ 226,216	592,260	103,040	-	$ 921,516
Total assets	$ 4,048,201	4,617,814	1,071,944	(1,776,416)	$ 7,961,543

	December 2000				
	Metal Mechanic	Building Products	Home Products	Elimination	Consolidated
Outside revenues	$ 3,554,123	2,914,610	1,121,801	-	$ 7,590,534
Intersegment revenues	$ 1,116	4,087	15,844	(21,047)	$ -
Operating income	$ 268,457	574,539	167,131	-	$ 1,010,127
Total assets	$ 4,419,917	4,708,091	1,351,449	(2,484,399)	$ 7,995,058

Geographical Sales per Division:

	December 2001			
	Metal Mechanic	Building Products	Home Products	Consolidated
Domestic	$ -	2,985,417	844,252	$ 3,829,669
Export	2,481,098	349,319	86,648	2,917,065
Total	$ 2,481,098	3,334,736	930,900	$ 6,746,734

	December 2000			
	Metal Mechanic	Building Products	Home Products	Consolidated
Domestic	$ 256,981	2,562,468	980,597	$ 3,800,046
Export	3,297,142	352,142	141,204	3,790,488
Total	$ 3,554,123	2,914,610	1,121,801	$ 7,590,534

(19) EARNINGS PER SHARE

Basic earning per share is calculated by dividing the majority net income by the average number of common shares in circulation during the year.

The weighted averages of shares for the calculations were 282,590 and 283,391 (thousand shares) in 2001 and 2000, respectively.

(20) SUBSEQUENT EVENT

On March 1, 2002, GISSA completed the syndication of long-term credit considered as "Senior Unsecured" for 130,000 thousand dollars. The credit has a term of 5 years including a 2.5-year grace period in principal. The financial cost of the syndicated credit is Libor plus 137.5 base points for the first 3 years, Libor plus 162.5 base points in the fourth year and Libor plus 175 base points in the last year.

The funds from this credit were applied to the pre-payment of a syndicated credit whose agent was Comerica Bank wich had a balance of 82,353 thousand dollars as of December 31, 2001.

The rest of the funds will be used for corporate purposes, such as supporting the new investment projects for this year. The administrative agent of this new syndicated credit is Bank Boston NA.

These notes are an integral part of the consolidated financial statements.

Comparative Statement of Financial Position

	2001	2000	1999	1998	1997
ASSETS					
Current	2,820,533	2,644,629	2,743,890	2,455,756	2,379,938
Fixed	4,438,799	4,515,164	4,481,295	4,970,526	4,311,946
Investment in shares of non-consolidated subsidiary	-	196,408	-	-	-
Other	702,211	638,856	114,855	149,065	166,863
TOTAL ASSETS	7,961,543	7,995,057	7,340,040	7,575,347	6,858,748
LIABILITIES					
Short term	1,059,022	1,767,795	953,130	1,052,329	1,043,542
Long term	2,389,530	2,049,248	1,564,049	1,745,952	1,310,408
TOTAL LIABILITIES	3,448,552	3,817,043	2,517,179	2,798,280	2,353,950
STOCKHOLDERS' EQUITY					
Majority	4,326,849	4,054,936	4,709,250	4,661,974	4,470,780
Minority	186,142	123,079	113,611	115,093	34,018
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	7,961,543	7,995,057	7,340,040	7,575,347	6,858,748

Comparative Income Statement

	2001	2000	1999	1998	1997
Net sales	6,746,734	7,590,534	7,459,962	7,280,992	6,422,880
Costs and expenses	5,825,218	6,580,407	5,932,636	5,818,029	5,134,571
Operating income	921,516	1,010,126	1,527,326	1,462,963	1,288,309
Comprehensive financing result, net	3,158	55,236	(132,279)	111,994	(39,630)
Other expenses (income), net	183,689	6,416	(2,313)	(36,700)	(98,408)
Income before taxes, employees' statutory profit sharing, sharing in the results of non-consolidated subsidiary and minority interest	734,669	948,474	1,661,917	1,387,669	1,426,348
Income tax and employees' statutory profit sharing	274,989	311,794	605,361	455,708	692,410
Income before sharing in the results of non-consolidated subsidiary and minority interest	459,680	636,680	1,056,556	931,961	733,938
Sharing in the results of non-consolidated subsidiary	-	2,464	-	-	-
Minority interest	(26,171)	(16,203)	(5,041)	8,444	2,581
Net income of majority interest	433,509	622,941	1,051,515	940,405	736,519

shareholder information

INVESTOR RELATIONS
Héctor Zamorano
Treasury and Corporate Finance Director
Grupo Industrial Saltillo
Tel. 52 (844) 411 10 41
Fax 52 (844) 411 10 34
e-mail: zamorano@gis.com.mx

INVESTOR RELATIONS IN THE U.S.
Susan Borinelli
Breakstone & Ruth International
Tel. (646) 536 70 18
Fax (646) 536 71 00
e-mail: sborinelli@breakstoneruth.com

LEGAL ISSUES
Manuel Isidro Fernández
General Counsel
Grupo Industrial Saltillo
Tel. 52 (844) 411 60 92
Fax 52 (844) 415 49 96
e-mail: mifernandez@gis.com.mx

MEDIA RELATIONS
Jorge E. Verástegui Saucedo
Public Relations Director
Grupo Industrial Saltillo
Tel. 52 (844) 411 10 80
Fax 52 (844) 411 10 83
e-mail: jveraste@gis.com.mx